SCHEDULE 14A INFORMATION

                Proxy Statement Pursuant to Section 14(a) of the
                         Securities Exchange Act of 1934



Filed by the Registrant[ ]

Filed by a Party other than the Registrant[X]

Check the appropriate box:

[x]      Preliminary Proxy Statement

[ ]      Confidential for use of the Commission Only
         (as permitted by Rule 14a-6(e)(2))

[ ]      Definitive Proxy Statement

[ ]      Definitive Additional Materials

[ ] Soliciting Material Pursuant to ss. 240.14a-11(c) or ss. 240.14a-12

                                 PHH Corporation
                                 ---------------
                (Name of Registrant as Specified In Its Charter)

                         Pennant Capital Management, LLC
                            Pennant Spinnaker Fund LP
                         Pennant Offshore Partners, Ltd.
                          Pennant Onshore Partners, LP
                          Pennant Onshore Qualified, LP
                            Pennant Windward Fund, LP
                           Pennant Windward Fund, Ltd.
                                  Alan Fournier
                                 Allan Z. Loren
                             Gregory J. Parseghian
                             ---------------------
                   (Name of Person(s) Filing Proxy Statement)


Payment of Filing Fee (Check the appropriate box):

[X] No fee required

[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.



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         pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):



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         fee was paid previously. Identify the previous filing by registration
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                                                              PRELIMINARY COPIES

                                 PHH CORPORATION
                   __________________________________________

                             MEETING OF STOCKHOLDERS
                            TO BE HELD JUNE 10, 2009
                   ___________________________________________

  PROXY STATEMENT OF PENNANT CAPITAL MANAGEMENT, LLC; PENNANT SPINNAKER FUND LP;
         PENNANT OFFSHORE PARTNERS, LTD.; PENNANT ONSHORE PARTNERS, LP;
PENNANT ONSHORE QUALIFIED, LP; PENNANT WINDWARD FUND, LP; PENNANT WINDWARD FUND,
         LTD.; ALAN FOURNIER; ALLAN Z. LOREN; AND GREGORY J. PARSEGHIAN.



                                                                  April __, 2009

To Our Fellow PHH Corporation Stockholders:

         We are furnishing this Proxy Statement to holders of the common stock, par value $0.01 per share ("Common Stock"), of PHH Corporation, a Maryland corporation (the "Company"), in connection with our solicitation of proxies for use at the 2009 Annual Meeting of Stockholders of the Company and at any and all adjournments or postponements thereof (the "Annual Meeting"). The Company has stated that the Annual Meeting will be held at its offices located at 3000 Leadenhall Road, Mt. Laurel, New Jersey 08054, on June 10, 2009, at 10:00 a.m., local time, and the board of directors of the Company (the "Board of Directors" or "Board") has fixed April 22, 2009, as the record date (the "Record Date") for determining the stockholders entitled to receive notice of and to vote at the Annual Meeting. This Proxy Statement is first being sent or given to stockholders on or about April __, 2009.

         This solicitation is being conducted by Pennant Capital Management, LLC ("Pennant Capital"); Pennant Spinnaker Fund LP ("Spinnaker"); Pennant Offshore Partners, Ltd. ("Offshore"); Pennant Onshore Partners, LP ("Onshore"); Pennant Onshore Qualified, LP ("Qualified"); Pennant Windward Fund, LP ("Windward LP"); Pennant Windward Fund, Ltd. ("Windward Ltd." and, together with Spinnaker, Offshore, Onshore, Qualified and Windward LP, the "Funds"); Alan Fournier ("Mr. Fournier" and, together with the Funds and Pennant Capital, the "Pennant Entities" or "Pennant"); Allan Z. Loren ("Mr. Loren"); and Gregory J. Parseghian ("Mr. Parseghian"). Pennant Capital is the investment manager or advisor of each of the Funds, and Mr. Fournier controls Pennant Capital. The present principal business of Pennant Capital is to serve as investment manager or advisor to a variety of funds including the Funds. The present principal occupation of Mr. Fournier is to act as the managing member of Pennant Capital and control its business activities. The present principal business of each of the Funds is to invest and trade in securities. The Pennant Entities, Mr. Loren and Mr. Parseghian are hereinafter from time to time collectively referred to as the "Soliciting Persons."

         The Pennant Entities collectively own 5,407,141 shares, representing approximately 9.97% of the outstanding Common Stock, making us the Company's largest stockholder as of the Record Date. We are soliciting proxies to be used at the Annual Meeting for the following actions:

     (i) To elect Mr. Loren and Mr. Parseghian (the "Independent Nominees") as two of the three Class I directors of the Company to hold office until the Company's 2012 annual meeting of stockholders, and until their respective successors are duly elected and qualified;

     (ii) To ratify the selection of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2009;

     (iii) To approve the PHH Corporation Amended and Restated 2005 Equity and Incentive Plan, including (a) an increase in the number of shares authorized for issuance under the plan from 7,500,000 shares to 12,050,000 shares and (b) the material performance goals established under the plan for purposes of compliance with Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Incentive Plan Proposal");

     (iv) To approve an amendment to the Company's Amended and Restated Certificate of Incorporation (the "Charter") to increase the Company's number of shares of authorized capital stock from 110,000,000 shares to 275,000,000 shares and the authorized number of shares of common stock from 108,910,000 shares to 273,910,000 shares (the "Charter Amendment Proposal"); and

     (v) To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

         We urge you to vote in favor of the Independent Nominees because we believe they will bring to the Board substantial mortgage industry experience and a proven track record of creating stockholder value and implementing change. We believe that this experience and track record, together with a new voice and fresh perspective on the Board, will best serve the interests of the Company and its stockholders. Accordingly, we urge you to sign and date the GOLD proxy card supplied by the Soliciting Persons and return it in the enclosed postage-page envelope whether or not you plan to attend the meeting.

         The Company has nominated three incumbent directors to stand for re-election at the Annual Meeting. By voting on the GOLD proxy card, you will be able to vote at the Annual Meeting for three candidates - the two Independent Nominees and the Company Nominee other than Terence W. Edwards and A.B. Krongard. As discussed more fully in this Proxy Statement, we are soliciting for this third Company Nominee rather than for Mr. Edwards or Mr. Krongard because we believe that as Chief Executive Officer and Non-Executive Chairman, respectively, Messrs. Edwards and Krongard bear significant responsibility for a number of the self-inflicted problems facing the Company and because we have lost confidence in their ability to effectively and expeditiously handle future challenges and opportunities for the Company.

         If your shares are held in the name of a brokerage firm, bank or nominee, only that entity can vote such shares and then only upon receipt of your specific instruction. Accordingly, we urge you to contact the person responsible for your account and instruct that person to execute the GOLD proxy card on your behalf.

         YOUR VOTE IS IMPORTANT. If you agree with the reasons for the Soliciting Persons' solicitation set forth in this Proxy Statement and believe that the election of the Independent Nominees to the Board of Directors can make a difference, please vote FOR the election of the Independent Nominees, no matter how many or how few shares you own.

         THE SOLICITING PERSONS URGE YOU NOT TO SIGN ANY PROXY CARD THAT IS SENT TO YOU BY THE COMPANY, EVEN AS A FORM OF PROTEST. By executing the GOLD proxy card, you will authorize us to vote FOR the election of the Independent Nominees, FOR the candidate to the Board of Directors who has been nominated by the Company other than A.B. Krongard and Terence W. Edwards, FOR the ratification of the selection of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2009, FOR the Incentive Plan Proposal and FOR the Charter Amendment Proposal. If you have already signed a proxy card sent to you by the Company, you may revoke that proxy at any time prior to the time a vote is taken by (i) submitting a duly executed proxy bearing a later date to the Corporate Secretary of the Company, (ii) filing with the Corporate Secretary of the Company a later dated written revocation or (iii) attending and voting at the Annual Meeting in person.


                                    Thank you for your support,

                                    On behalf of the Soliciting Persons,

                                    Sincerely,



                                    Alan Fournier

--------------------------------------------------------------------------------
             IF YOU HAVE ANY QUESTIONS, REQUIRE ASSISTANCE IN VOTING
              THE GOLD PROXY CARD OR NEED ADDITIONAL COPIES OF OUR
                          PROXY MATERIALS, PLEASE CALL:

                            MacKenzie Partners, Inc.
                               105 Madison Avenue
                            New York, New York 10016
                          (212) 929-5500 (Call Collect)
                                       or
                          Call Toll-Free (800) 322-2855
                       Email: proxy@mackenziepartners.com


                                     GENERAL

         The Board of Directors currently consists of seven directors divided into three classes having staggered three-year terms. According to the Company's proxy statement (the "Company Proxy Statement"), filed in preliminary form on April 20, 2009, three Class I directors are to be elected to the Board at the Annual Meeting for terms ending at the Company's 2012 annual meeting of stockholders. The Company has nominated three incumbent members of the Board (the "Company Nominees") to stand for re-election at the Annual Meeting.

         We are seeking to elect the Independent Nominees - Allan Z. Loren and Gregory J. Parseghian - to the Board. Unless otherwise indicated thereon, we will use the authority granted to us by the GOLD proxy card to vote FOR the election of the Independent Nominees as directors, FOR the Company Nominee other than A.B. Krongard and Terence W. Edwards, FOR the ratification of the selection of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2009, FOR the Incentive Plan Proposal and FOR the Charter Amendment Proposal. We are soliciting for the third Company Nominee rather than for Mr. Edwards or Mr. Krongard because, for the reasons discussed below, we believe that as Chief Executive Officer and Non-Executive Chairman, respectively, Messrs. Edwards and Krongard bear significant responsibility for a number of the self-inflicted problems facing the Company and because we have lost confidence in their ability to effectively and expeditiously handle future challenges and opportunities for the Company. Information concerning the name, background and qualifications of the third Company Nominee for whom we will vote the GOLD proxy card unless otherwise indicated thereon can be found in the Company's Proxy Statement for the Annual Meeting. There can be no assurance that this Company Nominee will, if elected, serve on the Board with the Independent Nominees.

         For information concerning voting procedures at the Annual Meeting, see "Voting and Proxy Procedures."

                         BACKGROUND OF THIS SOLICITATION

                  For more than a year, the Pennant Entities have made consistent efforts to encourage the Board and senior management of the Company ("Management") to focus more keenly and effectively on the creation of long-term stockholder value.

         On April 2, 2008, representatives of Pennant met with Mr. Terence W. Edwards, President and Chief Executive Officer of the Company ("Mr. Edwards"), and certain other members of Management for a wide ranging discussion of the Company's businesses. Among other things, the Pennant representatives expressed concern that the Company's compensation arrangements for Management failed to adequately incentivize Management to create significant value for stockholders. In the meeting, the Pennant representatives stated that they would support a more effective incentive compensation arrangement for Management, including an aggressive options package tied to long-term stock performance, and sought to encourage Management to ensure that incentives were more productively aligned with stockholder interests.

         On May 9, 2008, following the Company's first quarter 2008 earnings call, representatives of Pennant expressed their concern to Mr. Edwards about his and other Management members' public communications regarding the Company's results of operations. The Pennant representatives told Mr. Edwards that the Company's first quarter 2008 earnings release and conference call had been harmful to the interests of the Company because they had painted a confusing and overly pessimistic picture of the Company and had failed to describe adequately to investors, customers, potential outsourcing partners and funding sources that, despite the tumultuous economic environment, the Company had done relatively well compared to much of the mortgage industry, particularly in the mortgage production and servicing segments, due to the Company's business model as an outsourced services provider rather than a balance sheet lender like many others in the industry.

         On May 12, 2008, Pennant followed up the May 9, 2008 conversation with a letter to Mr. Edwards reiterating Pennant's concerns and encouraging Management to present a more open and balanced discussion of the Company's underlying earnings results and normalized profit potential. The letter pointed out that the Company's mortgage results for the first quarter of 2008 were affected, in particular, by a number of unusual negative impacts and that the Company's earnings release and conference call seemed to paint a picture of the Company as just another deeply troubled mortgage company. The letter raised Pennant's concerns that the Company's overly negative communications could adversely affect the availability and cost of funding, make it more difficult for the rating agencies to understand the earnings power of the Company's businesses, make it harder to convince potential outsourcing clients to partner with the Company, and hurt staff morale. The letter also encouraged Mr. Edwards to hire a Chief Financial Officer who would be an effective communicator with investors, preferably with public company experience, and who has a track record of driving long-term stockholder value.

         On June 4, 2008, a representative of Pennant spoke with Mr. Edwards and another member of Management at an industry conference following a Company presentation. In response to a request for Management's view on the Company's earnings power, and a range of potential earnings, in a normalized operating environment, Mr. Edwards replied that there is no such thing as "normal" in the mortgage industry anymore.

         On August 19, 2008, in the context of discussing with A.B. Krongard, Chairman of the Board ("Mr. Krongard"), the type of leadership and expertise they thought was lacking at the Company, representatives of Pennant mentioned Mr. Parseghian as a mortgage industry expert whom Pennant believed would bring to the Company tremendous experience, energy and credibility at a critical time for the Company. Although Mr. Parseghian was not available at that time for an executive position with the Company, Mr. Krongard indicated he was interested in Mr. Parseghian's background and in meeting with him as a potential Board member.

         Also at the August 19, 2008 meeting with Mr. Krongard, in the context of discussing the Company's ongoing search for a new chief financial officer ("CFO") and concerns about the impact of such a hire on the Company's management team, the Pennant representatives suggested that a generous goal-oriented incentive compensation package could be useful in exciting the Company's management team about the hiring of a strong CFO from outside the Company. Mr. Krongard agreed and stated that they were working on such a package in tandem with their efforts to hire a new CFO. Although a new CFO has been hired, the Company has not revamped its compensation arrangements to strengthen incentives.

         On November 19, 2008, representatives of Pennant met for the first time with Sandra Bell, who had joined Management as Chief Financial Officer on October 13, 2008. Ms. Bell advised Pennant that she was undertaking an in-depth assessment of the Company's businesses and operations and its strategic plans and options. The Pennant representatives were favorably impressed with Ms. Bell's understanding of, and perspective on, the Company and with the approach she described to her ongoing assessment of the Company's plans and options. While the Pennant representatives believed that Ms. Bell might conclude that the Company must be managed with a much greater focus on current market conditions and opportunities, the Pennant representatives were concerned that, as a new and junior member of Management, her ability to cause immediate change in the direction of the Company would be limited.

         On November 24, 2008, representatives of Pennant spoke with Mr. Krongard to discuss the foregoing concerns with respect to the Company and the capability and plans of Management to deal with those concerns. In the discussion, the Pennant representatives noted their belief that the Company's stock price was trading at approximately 20% of book value and their concern that the Company's $1.3 billion unsecured credit facility would mature in January 2011. The Pennant representatives also expressed their belief that Management, with some exceptions, has little credibility in the market and that the Company's November 10, 2008 earnings conference call had been reckless and damaging.

         Also in their November 24, 2008 conversation with Mr. Krongard, which followed a November 21, 2008 meeting between Mr. Krongard and Mr. Parseghian, the Pennant representatives proposed to Mr. Krongard that the Company immediately add Mr. Parseghian to the Board. In addition, Pennant proposed to Mr. Krongard that the Board form a special committee of non-management directors, which would include Mr. Parseghian, to underscore the importance and urgency of Ms. Bell's strategic review of the Company's businesses, operations, plans and options and to ensure that the Company's efforts in that regard receive prompt and focused Board-level attention. In response, Mr. Krongard dismissed the suggestion of a special committee of non-management directors and advised Pennant that the Board was considering adding a new director to the Board, that he had been impressed with Mr. Parseghian at their recent meeting, but that other members of the Board had expressed concern about Mr. Parseghian's past association with The Federal Home Loan Mortgage Corporation ("Freddie Mac") and that two other candidates for the Board were being seriously considered ahead of Mr. Parseghian.

         On March 4, 2009, in response to an application by Pennant to the State of New York Insurance Department (the "Department"), Pennant received a determination letter from the Department confirming that, based on the conditions expressed therein, the Pennant Entities would not be deemed to "control" Atrium, an insurance company subsidiary of the Company, or the Company, within the meaning of New York Insurance Law ss.1501(a)(2) if they were to nominate two independent nominees for election to the Board at the Annual Meeting and solicit revocable proxies in favor of their election. The conditions imposed by the Department were intended to satisfy the Department that, through their ownership of shares of Common Stock, solicitation of proxies for the Annual Meeting and nomination of independent nominees, the Pennant Entities would not control Atrium or the Company within the meaning of the New York Insurance Law. Based on its receipt of this determination letter, which permitted Pennant to conduct solicitation of proxies without becoming an insurance holding company under applicable New York Insurance Law, and based on Pennant's belief that the conditions imposed by the Department would not affect its ability to conduct, or the desirability of conducting, a proxy contest, Pennant determined that it would nominate the Independent Nominees for election to the Board. The determination letter, including the conditions imposed therein by the Department, is more fully described below under the heading "INFORMATION ABOUT THE SOLICITING PERSONS."

         On March 11, 2009, Spinnaker sent a formal notice to the Company, in accordance with the requirements of the Company's bylaws, that Spinnaker intended to nominate the Independent Nominees for election to the Board at the Annual Meeting. Pennant first met Mr. Parseghian in 2006 while exploring possible investment positions in subprime asset-backed securities. While discussing potential investments with an unaffiliated colleague, the colleague suggested to Mr. Fournier that he speak with Mr. Parseghian, who had previously served as CEO of Freddie Mac. Mr. Fournier thereafter discussed potential investments with Mr. Parseghian on an informal, unpaid basis, and was impressed with the depth and breadth of Mr. Parseghian's knowledge of the mortgage industry. Mr. Loren first came to Pennant's attention in early 2009 through an executive search consultant retained by Pennant specifically for the purpose of identifying potential candidates for the Company's Board who have strong leadership capabilities and a proven track record of implementing corporate change.

                          REASONS FOR THIS SOLICITATION

         Pennant believes that the Company has been poorly managed and that the election of the Independent Nominees - who would bring to the Board substantial mortgage industry experience and a proven track record of creating stockholder value and implementing change - will best serve the interests of the Company and its stockholders. Pennant acquired shares of Common Stock beginning in April 2006 because Pennant believed the shares were undervalued and represented an attractive investment opportunity. Notwithstanding the record loss for 2008 recently reported by the Company, Pennant remains optimistic about the Company's businesses for the following, among other, reasons:

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

     o The Company is the only private label mortgage outsourcer of size in the United States, and in many cases it may be the only profitable option for subscale institutions to offer a mortgage product to their customers without outsourcing to a competitor. Historically, outsourcing activity for the Company's mortgage origination segment ("PHH Mortgage Production") has tended to be strongest in the wake of mortgage industry downturns, and Pennant expects that the recent deep industry downturn will result in great opportunity for the Company. As a result of this downturn, 11 of the top 30 industry competitors as of 2006 have failed and 8 more have been acquired as of December 2008, leaving the Company as the 5th largest retail originator of residential mortgages and the 10th largest overall residential mortgage originator. Moreover, with the recently improved market for refinancing and the intense focus by the federal government on the housing market crisis, including the recently announced Homeowner Affordability and Stability Plan and changes to the government sponsored enterprise (GSE) refinancing requirements, Pennant believes the Company will have even greater opportunities.

     o The Company's fleet management services segment ("PHH Fleet") is the 2nd largest player in the fleet management industry. The Company's largest competitor, GE Commercial Finance Fleet Services, has begun to scale down its business in light of GE-specific balance sheet issues, leaving plenty of opportunities for PHH Fleet to pick up profitable new clients.

         Despite these and other positives for the Company's businesses, the Common Stock has recently traded at substantially less than the Company's tangible net book value - not more than 50% of tangible net book value in the months prior to Pennant's disclosure of the intention to nominate the Independent Nominees for election to the Board. Since the Company marks substantially all of its assets to market or fair value, Pennant believes that tangible net book value represents a reasonable proxy for runoff value and that the market has therefore been expressing the view that the Company is worth more "dead than alive." Pennant believes, however, that the Company's prospects are substantially undervalued by its current market capitalization and that they considerably exceed the Company's potential runoff value. In that regard, Pennant believes that the fair value of the Company is in excess of $40 per share based on a 10x multiple applied to potential normalized earnings of approximately $4 per share or more (resulting from an assumed 40 basis point pre-tax margin for PHH Mortgage Production on annual volume of over $40 billion, a 10 basis point pre-tax margin for the mortgage servicing segment of the Company ("PHH Mortgage Servicing") on a loan servicing portfolio of $150 billion, PHH Fleet adjusted pre-tax earnings returning to 2007's level of $106 million and an assumed 40% tax rate).

         Pennant believes that the Company's current depressed market valuation reflects a dim view of the Company's stewardship by the Board, a view that Pennant shares. In a meeting on August 19, 2008, Mr. Krongard told representatives of Pennant that the Board was "tired" and that some directors were open to being replaced as a result of their efforts in connection with the Company's accounting restatement and the mortgage market downturn. While the economic climate in general, and the housing and financing markets in particular, have presented serious challenges, Pennant believes that the Board has poorly managed the Company through these difficult times:

     o Failure to Understand Normalized Earnings Potential. Based on discussions with members of the Board over the past year, it has appeared to Pennant that the Board failed to develop a view of the normalized earnings power of the Company, by which we mean the estimated earnings power of the Company under "mid-cycle" conditions that do not reflect either the current financial market instability or a "peak earnings" environment. Both CEO Edwards and Board Chairman Krongard have been unable to describe to Pennant the normalized earnings power of the Company, and on June 4, 2008, Mr. Edwards even stated that in this economy he is not sure that there is such a thing as normalized earnings power. Subsequently, in November 2008, a member of Management did tell Pennant that the Board is looking into developing a view as to the normalized earnings power of the Company. Pennant believes that without such an understanding, the Board cannot adequately set targets to track Management's performance, cannot establish effective incentive structures for Management, cannot explain to investors the Company's long-term earnings potential and cannot make fully informed capital allocation decisions.

     o Less than Effective Management Incentives. Awards under the management incentive plans for the Company, PHH Mortgage Production and PHH Fleet are based upon the achievement of specified pre-tax income targets (after minority interest) for the relevant unit. Pennant believes that these awards fail to

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

          provide proper incentives for employees, particularly in the current market environment, because they fail to distinguish between factors that employees can and cannot control. For example, the PHH Mortgage Production management incentive plan target for a particular year is typically set in March of that year. Whether this target is met will depend on many factors that are beyond the participating employees' control and not known ahead of time, such as future interest rates and market-driven gain-on-sale margins. In years where such factors make the target unattainable despite the employees' best efforts and achievements, no award will be paid; conversely, in years where such factors make attainment of the target likely almost without regard to employee performance, an award will be made whether or not deserved. Particularly in a challenging environment such as the one the Company has experienced in the last few years, awards under the Company's management incentive plans should be geared toward providing incentives for employee performance by focusing on parameters that are largely within their control, such as efficiency and cost structure.

     o Insufficient Focus on Profitability. In discussions with representatives of the Board and Management since the beginning of 2008, it has been readily apparent to Pennant that until recently the Board and Management have not focused on the profitability of individual clients. In fact, in conversations with Company representatives in November 2008, the Company conveyed its suspicion that some of its clients were insufficiently profitable across the business cycle. Pennant believes that for far too long Management and the Board have focused on growing the Company with too little regard for profitability. Without having appropriate metrics in place, Pennant believes that Management and the Board have been unable to evaluate whether existing clients are sufficiently profitable and whether potential new clients would be sufficiently profitable to pursue.

     o Too Slow to Reduce Mortgage Production Costs. In the last three completed fiscal years, PHH Mortgage Production did not have a single profitable quarter, and was only able to break even in the fourth quarter of 2008. While Management has, along the way, made relatively modest cuts in PHH Mortgage Production expenses, Pennant believes that Management was slow to address profitability concerns, especially in 2008 after termination of the merger agreement with General Electric Capital Corporation and as it became ever more clear that the deepening housing and mortgage crisis would lead to lower mortgage origination volumes. In the last several months, some recovery in origination volumes and healthier gain-on-sale margins have led to profitable operations for PHH Mortgage Production, but Pennant believes that this goal should have been achieved earlier, or losses should have been reduced, with more aggressive cost cutting on the part of Management.

     o Too Slow to Reduce Fleet Funding Costs. PHH Fleet relies on external financing to purchase vehicles for its clients, and its client agreements use published indices to pass these financing costs through to its clients. In the past, these indices have tended to track PHH Fleet's funding costs, but in the second half of 2007, when the asset-backed funding markets suffered severe disruption, these indices no longer reflected the Company's true costs of funding and began to significantly reduce the profitability of PHH Fleet. While Management has continuously disclosed this adverse impact on the Company in its public filings since at least November 2007, the Board failed to ensure that concrete steps were taken to mitigate this impact until well into the fourth quarter of 2008.

     o Public Communications Failures. With short-term results falling far short of the Company's long-term earnings potential in part due to the market environment, Pennant believes it is critically important for Management to educate investors about the Company's long-term earnings potential. Pennant has been encouraging Management to provide such goals for more than a year, without success. Pennant believes that Management has failed to communicate long-term earnings goals and that this failure has made it exceedingly difficult for investors to value the Company based on its underlying earnings power.

     Moreover, Pennant believes that a failure by Management to communicate long-term earnings goals may have caused the Company's market valuation to be more depressed than might otherwise be warranted by the current economic climate. Specifically, Pennant believes that Management has failed to highlight the critical differences between the Company and failed and failing financial institutions, some of which are or have been competitors of the Company. Unlike many competitors of the Company that take substantial balance sheet risks in their business models, the Company is a service business that sells substantially all of its mortgage production and passes most fleet funding costs through to its clients. In several conversations during the fourth quarter of 2008, Board Chairman Krongard has even justified the Company's performance by making comparisons to Lehman Brothers, distressed balance sheet lenders, and General Motors. The balance sheet risk inherent in these businesses is not comparable to that of the Company, and Pennant believes that such comparisons only serve to perpetuate the Company's depressed valuation. Moreover, in earnings conference calls, CEO Edwards has consistently referred to industry problems without highlighting that the Company is an outsourced service provider, not a balance sheet lender, and as such the impact of these problems on the Company is not comparable to that of the many troubled financial concerns that make the news headlines on a daily basis.

     In addition, Pennant believes that a failure by Management to communicate the Company's long-term earnings potential may also jeopardize the ability of PHH Mortgage Production and PHH Fleet to recruit and retain outsourcing clients in today's environment. With the Company's shares trading at a steep discount to tangible book value, Pennant believes the outsourcing market may view the Company as being at risk of liquidation. Since stability of an outsourcing partner is critical to businesses that outsource important business functions, Pennant believes this perception could significantly affect confidence in the Company, may negatively affect the signing of new clients and may motivate existing clients to seek outsourcing alternatives that they view to be more stable.

         For more than a year, Pennant has made consistent efforts to encourage the Board and Management to focus more keenly and effectively on the creation of long-term stockholder value. Pennant believes that, as the U.S. and global financial crisis has deepened, the Company has been faced with significant challenges that the Board and Management have failed to meet and has been offered valuable opportunities that the Board and Management have failed to embrace. As a result of these past concerns, the Board's and Management's lack of responsiveness to Pennant's suggestions, and the concern that many of the failures of the Board and Management have not been addressed for the future, Spinnaker, one of the Pennant Entities, intends to nominate Messrs. Loren and Parseghian for election to the Board at the Annual Meeting.

         Neither of the Independent Nominees has had in the past any financial or compensatory business or other relationship with the Pennant Entities, and the Pennant Entities do not intend to establish any such relationship with either of the Independent Nominees if they are elected to the Board. Pennant has identified the Independent Nominees as nominees for the Board based on its belief that the Independent Nominees will bring to the Board substantial industry and operating experience and that, as outsiders elected by the Company's stockholders without having been hand-picked by the current Board, the Independent Nominees will bring a needed fresh perspective to the Board.

         In nominating the two Independent Nominees to a Board that currently consists of seven directors, Pennant is not seeking to control the management and policies of the Company. Pennant believes that the Board should manage and set policy for the Company, but that the Board should be responsive to the Company's stockholders and that the presence on the Board of directors not nominated by the Board will encourage greater responsiveness and focus on stockholder value. If elected as directors of the Company, however, the Independent Nominees will constitute a minority of the Board and will have limited ability to effect any change. While the Soliciting Persons have identified what they believe to be failures and shortcomings of Management and the Board, the Soliciting Persons have not developed any specific plans or strategies designed to improve the overall performance of the Company. In that regard, the Soliciting Persons believe that such plans and strategies should be developed by the Board and Management to address the Soliciting Persons' criticisms and that the inclusion on the Board of the Independent Nominees will enhance the ability of the Board to develop successful plans and strategies because of their experience and fresh perspective.

         The Independent Nominees do not anticipate that they will have any conflicts of interest with respect to the Company, if elected, and recognize their fiduciary obligations to all stockholders. Neither of the Independent Nominees has any contract, arrangement or understanding with the Company, other than through the interest of each Independent Nominee in being elected to serve as a director of the Company and other than as elsewhere described in this Proxy Statement.

THE SOLICITING PERSONS RECOMMEND A VOTE FOR THE ELECTION OF THE
INDEPENDENT NOMINEES.

                 MATTERS TO BE CONSIDERED AT THE ANNUAL MEETING

 Proposal No. 1 - Election of the Independent Nominees as Directors
                                 of the Company

         The Company's Board of Directors currently consists of seven directors divided into three classes having staggered three-year terms. The terms of the three incumbent Class I directors expire at the Annual Meeting. On March 11, 2009, Spinnaker, one of the Pennant Entities, gave notice to the Company of its intention to nominate the Independent Nominees for election at the Annual Meeting as two of the three Class I directors of the Company.

         The Company has nominated three incumbent directors to stand for re-election at the Annual Meeting. By voting on the GOLD proxy card, you will be able to vote at the Annual Meeting for three candidates - the two Independent Nominees and the Company Nominee other than Mr. Edwards and Mr. Krongard. We are soliciting for this third Company Nominee rather than for Mr. Edwards or Mr. Krongard because, as described above, we believe that as Chief Executive Officer and Non-Executive Chairman, respectively, Messrs. Edwards and Krongard bear significant responsibility for a number of the self-inflicted problems facing the Company and because we have lost confidence in their ability to effectively and expeditiously handle future challenges and opportunities for the Company. Information concerning the name, background and qualifications of the third Company Nominee for whom we will vote the GOLD proxy card unless otherwise indicated thereon can be found in the Company's Proxy Statement for the Annual Meeting. There can be no assurance that this Company Nominee will, if elected, serve on the Board with the Independent Nominees.

         Each of the Independent Nominees has consented to being named as a nominee in this Proxy Statement and if elected, each has agreed to serve as a member of the Board. Pennant does not expect that either of the Independent Nominees will be unable to stand for election, but in the event that a vacancy in the slate of Independent Nominees should occur, Pennant will not seek to nominate a replacement nominee to fill the vacancy in the slate.

         On March 4, 2009, in response to an application by Pennant to the Department, Pennant received a determination letter from the Department confirming that, based on the conditions expressed therein, the Pennant Entities would not be deemed to "control" Atrium, an insurance company subsidiary of the Company, or the Company, within the meaning of New York Insurance Law ss.1501(a)(2) if they were to nominate two independent nominees for election to the Board at the Annual Meeting and solicit revocable proxies in favor of their election. The conditions imposed by the Department were intended to satisfy the Department that, through their ownership of shares of Common Stock, solicitation of proxies for the Annual Meeting and nomination of independent nominees, the Pennant Entities would not control Atrium or the Company within the meaning of the New York Insurance Law. Based on its receipt of this determination letter, which permitted Pennant to conduct solicitation of proxies without becoming an insurance holding company under applicable New York Insurance Law, and based on Pennant's belief that the conditions imposed by the Department would not affect its ability to conduct, or the desirability of conducting, a proxy contest, Pennant determined that it would nominate the Independent Nominees for election to the Board. The Soliciting Persons have acted and will continue to act in compliance with the limitations set forth in the determination letter. If the Department determines that the Soliciting Persons have not complied with the limitations set forth in the determination letter, Pennant would be required to register as an insurance holding company under the New York Insurance Law and would be subject to regulation as such by the Department. The determination letter is more fully described below under the heading "INFORMATION ABOUT THE SOLICITING PERSONS."

Biographical Information Regarding the Independent Nominees

         The following information concerning age, principal occupation and business experience during the last five years, and current directorships has been furnished to Pennant by the Independent Nominees, each of whom has consented to serve on the Board of Directors if elected. For information regarding the nominees designated by the Company, please refer to the Company's definitive proxy statement.

         Allan Z. Loren, age 70, currently serves as an Executive Coach to Chief Executive Officers. Mr. Loren served as both Chairman and Chief Executive Officer of D&B from 2000 through 2004 and as Chairman in 2005. Mr. Loren was instrumental in refocusing D&B's business and creating and implementing D&B's "Blueprint for Growth" strategy. During his five years leading the company, Mr. Loren grew D&B's earnings per share from $1.71 to $2.98, increased free cash flow from $164 million to $239 million per year, and produced a total stockholder return of 378%. Prior to joining D&B, Mr. Loren served as Executive Vice President and Chief Information Officer of American Express from 1994 to 2000, as President and Chief Executive Officer of Galileo International from 1991 to 1994, as President of Apple Computer USA from 1988 to 1990 and as Chief Information Officer of Apple Computer from 1987 to 1988. Mr. Loren was also the Chief Administrative Officer and Chief Information Officer of Cigna from 1979 to 1987 and 1971 to 1987, respectively. Mr. Loren graduated with a B.S. in Mathematics from Queens College, City University of New York in 1960 and undertook graduate studies in mathematics and statistics at American University from 1961 to 1964. Mr. Loren also attended Stanford University's Executive Management Program in 1979. Mr. Loren currently serves on the board of directors of Fair Isaac Corporation and on the Board of Trustees of Queens College, City University of New York as a director. Mr. Loren previously served on the board of directors of Hershey Foods, Reynolds & Reynolds, U.S. Cellular, and Venator Group (currently known as Foot Locker, Inc.). He also served as Distinguished Executive in Residence at Rutgers University Business School.

         Gregory J. Parseghian, age 48, is currently a private investor and from September 2007 through December 2008 served as Director of Research for Brahman Capital, a hedge fund managing in excess of $1 billion of its clients' capital. Mr. Parseghian has substantial experience in the financial and mortgage industries, having served in executive positions at First Boston Corp., BlackRock Financial Management and Salomon Brothers from 1982 through 1995. During that time, Mr. Parseghian was ranked first on Institutional Investor magazine's fixed income and mortgage strategy polls on six occasions. In 1996, Mr. Parseghian became Chief Investment Officer of Freddie Mac and served in that position until June 2003. As Chief Investment Officer of Freddie Mac, Mr. Parseghian led a team of more than 200 professionals responsible for management of that firm's $600 billion retained mortgage portfolio, its $120 billion non-mortgage contingency and liquidity portfolio, its issuance of debt and mortgage-backed securities and its asset/liability risk management. In June 2003, Mr. Parseghian was promoted by Freddie Mac's board of directors to Chief Executive Officer following an investigation into accounting irregularities under his predecessor. He left Freddie Mac at the end of 2003 after Freddie Mac's board of directors was directed to seek his resignation by that company's federal regulator, the Office of Federal Housing Enterprise Oversight, which itself was under pressure by Congress for failing to detect the accounting irregularities at Freddie Mac. Mr. Parseghian currently serves on the board of directors of the Armenian Church Endowment Fund and The Langley School, both of which are non-profit organizations, and Everquest Financial, Ltd., a specialty finance holding company. Mr. Parseghian holds a B.S. in Economics and a Masters in Business Administration in Finance from The Wharton School, University of Pennsylvania.

         If elected, each Independent Nominee would receive such directors' fees as may be payable by the Company in accordance with its practice at the time. Except as described below, there are no understandings or arrangements between the Pennant Entities and any Independent Nominee relating to the matters contemplated by this Proxy Statement. The Funds have entered into agreements with each of the Independent Nominees pursuant to which the Funds have agreed to indemnify and hold harmless each Independent Nominee from any and all damages, settlements, losses, fees, costs and expenses incurred by such Independent Nominee resulting from any claim, action or demand that arises out of or in any way relates to running for election to the Board of Directors, to the extent not otherwise indemnified by the Company or any other source of Company-related indemnification or insurance. This indemnity will apply, however, only so long as the action or failure to act by such Independent Nominee does not constitute fraud, bad faith, willful misconduct or gross negligence as found by a court of competent jurisdiction.

         Additional information concerning the Independent Nominees is set forth in Appendix A to this Proxy Statement.

         Proposal No. 2 - Ratification of the Appointment of Independent
                          Auditors

         The Company has indicated that it will solicit proxies for the ratification of the selection of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ended December 31, 2009. For a detailed discussion of this proposal, please refer to Appendix D, which contains selections from the Company Proxy Statement as filed with the Securities and Exchange Commission (the "SEC" or the "Commission") in preliminary form on April 20, 2009. We urge you to vote on the GOLD proxy card FOR the ratification of the selection of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ended December 31, 2009. If you do not indicate any voting instruction, we will vote the GOLD proxy card FOR this proposal.

 Proposal 3 -- Approval of the PHH Corporation Amended And Restated 2005 Equity
               and Incentive Plan

         The Company has indicated that it will solicit proxies in favor of the Incentive Plan Proposal, which seeks approval of the PHH Corporation Amended and Restated 2005 Equity and Incentive Plan (the "Amended Plan") adopted by the Board on April 17, 2009. The Amended Plan is an amendment of the Company's prior plan, the PHH Corporation 2005 Equity and Incentive Plan (the "Prior Plan"). For a detailed discussion of the Incentive Plan Proposal, please refer to Appendix D, which contains selections from the Company Proxy Statement as filed with the SEC in preliminary form on April 20, 2009.

         As discussed above under "REASONS FOR THIS SOLICITATION," Pennant believes that incentive awards for the Company's employees should be geared toward providing incentives for employee performance by focusing on parameters that are largely within the employees' control, such as efficiency and cost structure. Currently, the Compensation Committee of the Board sets incentive targets based on pre-tax income after minority interest, which, as discussed above, Pennant believes fails to provide proper incentives for the Company's employees. Under both the Prior Plan and the Amended Plan, the Compensation Committee has ample authority to focus incentive targets on parameters that are largely within the employees' control.

         In considering the merits of the Amended Plan, Pennant took into account the fact that it may not support all provisions of the Amended Plan. In particular, Pennant questions whether the Company needs to increase from $1 million to $5 million the maximum aggregate value of any payment in a calendar year made to a grantee under its annual incentive program or an award other than a stock option, SAR, restricted stock award or RSU (as those terms are defined in the Company Proxy Statement). Nonetheless, because the Amended Plan provides the Compensation Committee with the ability to structure incentive awards in a manner consistent with Pennant's preferred approach, and because Pennant believes that equity and other incentives should be an important part of compensation for Company employees, Pennant supports approval of the Amended Plan. In supporting the Amended Plan, Pennant calls on the Compensation Committee of the Board to rethink the effectiveness of using pre-tax income after minority interest as an incentive target and to carefully consider any aggregate award to any person that exceeds the $1 million cap that existed under the Prior Plan.

         We recommend that you vote on the GOLD proxy card "FOR" approval of the Incentive Plan Proposal using the enclosed "GOLD" proxy card. If you do not indicate any voting instruction, we will vote the GOLD proxy card FOR this proposal.

         Proposal 4 -- Approval of the Amendment of the Company's Charter

         The Company has also indicated that it will solicit proxies in favor of the Charter Amendment Proposal, which seeks approval of an amendment to the Charter to increase the number of shares of authorized capital stock and the number of shares of authorized common stock. For a detailed discussion of the Charter Amendment Proposal, please refer to Appendix D, which contains selections from the Company Proxy Statement as filed with the SEC in preliminary form on April 20, 2009.

         We recommend that you vote on the GOLD proxy card "FOR" approval of the Charter Amendment Proposal using the enclosed "GOLD" proxy card. If you do not indicate any voting instruction, we will vote the GOLD proxy card FOR this proposal.

                    INFORMATION ABOUT THE SOLICITING PERSONS

         The present principal business of Pennant Capital is to serve as investment manager or adviser to a variety of funds (including Spinnaker, Onshore, Offshore, Qualified, Windward LP and Windward Ltd.) and to control the investing and trading in securities of such funds. Mr. Fournier is the managing member of Pennant Capital and controls its business activities. The present principal occupation of Mr. Fournier is to act as the managing member of Pennant Capital and control its business activities. The principal business of each of Spinnaker, Onshore, Offshore, Qualified, Windward LP and Windward Ltd is to invest and trade in securities. The present principal occupation of Mr. Loren is to serve as an Executive Coach to Chief Executive Officers. Mr. Parseghian is currently a private investor.

         Appendix A includes (i) the name and business address of each of the Soliciting Persons (including the Independent Nominees), and (ii) the class and number of securities of the Company which are owned beneficially, directly or indirectly, by each of the Soliciting Persons or any of their respective affiliates or associates (as defined in Rule 14a-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")).

         Appendix B sets forth, with respect to all securities of the Company purchased or sold by a Soliciting Persons within the past two years, the date on which they were purchased or sold and the amount purchased or sold on such date. Each Soliciting Person used its own investment capital to purchase all such securities listed therein as purchased by such Soliciting Person.

         All of the Common Stock and 4% Convertible Senior Notes due 2012 of the Company (the "Convertible Notes") set forth in Appendix B were purchased in margin accounts from the Funds' general working capital and margin account borrowings loaned in the ordinary course of business by various financial institutions, which have extended margin credit to the Funds in amounts from time to time required to open or carry the aggregate positions in such margin accounts, subject to applicable Federal margin regulations, stock exchange rules and each firm's credit policies. The aggregate positions held in such margin accounts (including the shares of Common Stock and securities of other issuers) are pledged as collateral security for the repayment of any debit balances that may be outstanding from time to time in such accounts. The Shares currently held of record by Spinnaker are neither subject to margin credit nor pledge.

         Except as set forth below, none of the Soliciting Persons is, or has been within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profits, division of losses or profits, or the giving or withholding of proxies.

         The Funds have entered into several standardized, cash-settled swap agreements with Morgan Stanley Capital Services, Inc. as the counterparty (the "Swap Agreements"), for which the Common Stock is the reference security, with respect to an aggregate of 1,505,700 notional shares of Common Stock. Under each Swap Agreement, the Funds have taken the "long" side of the swap and therefore are entitled to the economic benefits, and are subject to the economic risks, of owning the Common Stock, but have no rights or powers with respect to any shares of Common Stock as a result of the agreement. None of the Pennant Entities is the beneficial owner, within the meaning of Section 13(d) of the Exchange Act, of any shares of Common Stock as a result of the Swap Agreements, and, accordingly, the number of shares of Common Stock stated as beneficially owned by the Pennant Entities herein does not include any ownership as a result of the Swap Agreements. Information with respect to the Swap Agreements, including reference prices and expiration dates, is set forth in Appendix B.

         On March 4, 2009, Pennant received a determination letter from the State of New York Insurance Department confirming that the solicitation and voting of proxies to elect two independent nominees to the Board would not cause the Pennant Entities to "control" Atrium within the meaning of New York Insurance Law ss.1501(a)(2) and permitting the Pennant Entities, among other things, to solicit revocable proxies for use at the Annual Meeting provided, that (i) the proxies are revocable; (ii) the proxies are limited in duration and will be valid only until the conclusion of the Annual Meeting; (iii) the proxies are limited in scope, in that they will not provide the Pennant Entities with discretionary authority as to the casting of votes in the election of directors;
(iv) the Pennant Entities maintain their ownership of the voting stock below 10%; (v) the Pennant Entities maintain a total economic interest in the Company of less than 15%; (vi) the Pennant Entities will have no right to replace any independent nominee that may resign or leave the Board for any reason; (vii) the Pennant Entities will not have any special right of access to the independent nominees, and will not seek to obtain any confidential Company information from the independent nominees, if they are elected to the Board; (viii) neither the Pennant Entities nor any of their personnel, agents, or designees will seek or accept a seat on the Board or observer rights to Board meetings or proceedings; (ix) the Pennant Entities will not enter into business transactions with the Company without the prior approval of the Department; and
(x) the Pennant Entities will not enter into any agreements with any other stockholders of the Company to act in concert with respect to the acquisition, holding, voting or disposition of the Company's voting stock.

         No Soliciting Person (including any Independent Nominee) or any associate thereof has entered into any agreement or has any arrangement or understanding with any person respecting any future employment with the Company or any of its affiliates or respecting any future transactions to which the Company or any of its affiliates will or may be a party.

         Additional information concerning the Soliciting Persons is set forth in Appendix A and Appendix B to this Proxy Statement.

                             SOLICITATION; EXPENSES

         Proxies may be solicited by mail, advertisement, telephone, facsimile, the Internet, telegraph and/or personal solicitation. No additional compensation will be paid to the Independent Nominees or the other Soliciting Persons for the solicitation of proxies. Banks, brokerage houses and other custodians, nominees and fiduciaries will be requested to forward the Soliciting Persons' solicitation materials to their customers for whom they hold shares, and Pennant will reimburse them for their reasonable out-of-pocket expenses.

         In connection with the solicitation of proxies, Pennant Capital may employ one or more of its investment professionals to assist in its solicitation of security holders. Such investment professionals may be involved in personal solicitation by Pennant Capital of certain security holders but will not be paid any amounts for such solicitation in addition to their regular compensation from Pennant Capital.

         Pennant Capital, on behalf of the Soliciting Persons, has retained MacKenzie Partners, Inc. (the "Soliciting Agent") to assist in the solicitation of proxies and for related services. In connection with its retention of the Soliciting Agent, Pennant Capital has agreed to pay the Soliciting Agent a fee of up to $75,000. In addition, Pennant Capital has agreed that it will reimburse the Soliciting Agent for its reasonable out-of-pocket expenses and indemnify it in respect of certain claims in connection with its retention. Pennant Capital expects that approximately 40 persons will be used by the Soliciting Agent in its solicitation efforts.

         The entire expense of preparing, assembling, printing and mailing this Proxy Statement and related materials and the cost of soliciting proxies will be borne by the Funds. In the event the Independent Nominees are elected to the Board at the Annual Meeting, Pennant Capital does not intend to seek reimbursement of such expenses from the Company.

         Pennant Capital currently estimates that the total expenditures relating to this proxy solicitation incurred by the Soliciting Persons will be approximately $600,000, approximately $275,000 of which has been incurred to date.

                           VOTING AND PROXY PROCEDURES

         The Soliciting Persons believe that the Independent Nominees should be elected at the Annual Meeting because they will bring to the Board substantial mortgage industry experience and a proven track record of creating stockholder value and implementing change. Pennant believes that this experience and track record, together with a new voice and fresh perspective on the Board that the Independent Nominees can provide, will best serve the interests of the Company and its stockholders. THE SOLICITING PERSONS RECOMMEND A VOTE FOR THE ELECTION OF THE NOMINEES.

How do I vote by proxy?

         For the proxy solicited hereby to be voted, the GOLD proxy card to be supplied by the Soliciting Persons must be signed, dated and returned to Soliciting Persons, c/o MacKenzie Partners, Inc. in the enclosed envelope in time to be voted at the Annual Meeting. If you wish to vote for the Independent Nominees, you must submit the GOLD proxy card supplied by the Soliciting Persons and must NOT submit the Company's proxy card.

What if I am not the record holder of my shares?

         If your shares are held in the name of a brokerage firm, bank or nominee, only that entity can vote those shares and only upon receipt of your specific instruction. Accordingly, we urge you to contact the person responsible for your account and instruct that person to execute the GOLD proxy card on your behalf.

If I plan to attend the Annual Meeting, should I still submit a GOLD proxy?

         Whether or not you plan to attend the Annual Meeting, we urge you to submit a GOLD proxy. Returning the enclosed proxy card will not affect your right to attend and vote at the Annual Meeting.

What if I want to revoke my proxy or change my vote?

         Any proxy may be revoked at any time prior to the voting at the Annual Meeting by (i) submitting a later dated proxy, (ii) giving timely written notice of such revocation to the Corporate Secretary of the Company or (iii) attending the Annual Meeting and voting in person. However, if you hold shares in "street name" (through a broker or bank), you may not vote these shares in person at the Annual Meeting unless you bring with you a legal proxy from the stockholder of record. Attendance at the Annual Meeting will not in and of itself constitute a revocation.

What should I do if I receive a proxy card solicited by the Company?

         If you submit a proxy to us by signing and returning the enclosed GOLD proxy card, do not sign or return the proxy card solicited by the Company or follow any voting instructions provided by the Company unless you intend to change your vote, because only your latest dated proxy will be counted.

         If you have already sent a proxy card to the Company, you may revoke it and provide your support to the Independent Nominees by signing, dating and returning the enclosed GOLD proxy card.

Who can vote?

         The Board of Directors has established April 22, 2009 as the Record Date for the Annual Meeting. Only stockholders of record of Common Stock on the Record Date, or their duly appointed proxies, will be entitled to vote at the Annual Meeting. If you are a stockholder of record on the Record Date, you will retain your voting rights in connection with the Annual Meeting even if you sell such shares after the Record Date. Accordingly, it is important that you vote the shares of Common Stock held by you on the Record Date, or grant a proxy to vote such shares on the GOLD proxy card, even if you sell such shares after such date.

What is the required quorum?

         According to the Company Proxy Statement, the holders of a majority of shares of Common Stock entitled to vote at the Annual Meeting, present in person or represented by proxy, constitute a quorum.

What vote is required to elect the Independent Nominees?

         According to the Company Proxy Statement:

o directors are elected by the affirmative vote of a plurality of the shares of Common Stock cast at the Annual Meeting, in person or by proxy, and entitled to vote in the election of directors; and

o abstentions and broker non-votes will be counted as "present" when determining whether there is a quorum, but will not be counted toward a nominee's attainment of a plurality. A majority vote is not required.

How will my shares be voted?

         Shares of Common Stock represented by a valid, unrevoked GOLD proxy card will be voted in accordance with the recommendations made in this Proxy Statement unless otherwise marked thereon. Except for the proposals set forth in this Proxy Statement, the Soliciting Persons are not aware of any other matter to be considered at the Annual Meeting. However, if the Soliciting Persons learn of any other proposals made before the Annual Meeting, the Soliciting Persons will either supplement this Proxy Statement and obtain voting instructions from you on such matters or the persons named as proxies on the GOLD proxy card will not exercise discretionary authority with respect to your shares on such matters. However, as to any matters incidental to the conduct of the Annual Meeting, the persons named as proxies on the GOLD proxy card will vote proxies solicited hereby in their discretion.

Where can I find more information?


If you would like an additional copy of this Proxy Statement or a copy of any other proxy material made available by the Soliciting Persons, please visit Pennant's free website at http://www.viewourmaterial.com/pennantcapitalforphh. You may access, download and print all proxy materials made available by the Soliciting Persons including this Proxy Statement at the website.



                          INFORMATION ABOUT THE COMPANY

         Based upon documents publicly filed by the Company, the mailing address of the principal executive offices of the Company is 3000 Leadenhall Road, Mt. Laurel, NJ 08054.

         Appendix C to this Proxy Statement sets forth information obtained from the Company's public filings related to the beneficial ownership of shares of Common Stock.

         Except as otherwise noted herein, the information in this Proxy Statement concerning the Company has been taken from or is based upon documents and records on file with the SEC and other publicly available information. Although the Soliciting Persons do not have any knowledge indicating that any statement contained herein is untrue, we do not take any responsibility, except to the extent imposed by law, for the accuracy or completeness of statements taken from public documents and records that were not prepared by or on behalf of the Soliciting Persons, or for any failure by the Company to disclose events that may affect the significance or accuracy of such information.

                                  OTHER MATTERS

         Except for the proposals set forth in this Proxy Statement, the Soliciting Persons are not aware of any other matter to be considered at the Annual Meeting. However, if the Soliciting Persons learn of any other proposals made before the Annual Meeting, the Soliciting Persons will either supplement this Proxy Statement and obtain voting instructions from you on such matters or the persons named as proxies on the GOLD proxy card will not exercise discretionary authority with respect to your shares on such matters. However, as to any matters incidental to the conduct of the Annual Meeting, the persons named as proxies on the GOLD proxy card will vote proxies solicited hereby in their discretion.


                                             Pennant Capital Management, LLC
                                             Pennant Spinnaker Fund LP
                                             Pennant Offshore Partners, Ltd.
                                             Pennant Onshore Partners, LP
                                             Pennant Onshore Qualified, LP
                                             Pennant Windward Fund, LP
                                             Pennant Windward Fund, Ltd.
                                             Alan Fournier
                                             Allan Z. Loren
                                             Gregory J. Parseghian

                                             April __, 2009

                                                                      Appendix A

          INFORMATION CONCERNING PARTICIPANTS IN THE PROXY SOLICITATION

         Set forth below is (i) the name and business address of each of the Soliciting Persons (including the Independent Nominees) and (ii) the number of shares of Common Stock and the aggregate principal amount of the Convertible Notes owned beneficially by each of the Soliciting Persons as of the date hereof. Mr. Fournier and Pennant Capital beneficially own Common Stock and Convertible Notes indirectly pursuant to the arrangements described in the accompanying Proxy Statement. All of the Funds own their shares of Common Stock and Convertible Notes directly. As of the date hereof, none of the Soliciting Persons, directly or indirectly, owns any securities of the Company other than as set forth herein. Pennant Capital is a Delaware limited liability company; Spinnaker, Onshore, Qualified and Windward LP are Delaware limited partnerships; Offshore and Windward Ltd. are Cayman Island companies; and Messrs. Fournier, Loren and Parseghian are citizens of the United States of America.


------------------------------------------------------------- -----------------------------------------------------

                                                                Number of Shares of Common Stock and Aggregate
------------------------------------------------------------      Principal Amount of Convertible Notes Owned
                                                                Beneficially and Nature of Beneficial Ownership
              Name and Address of Participant                                  (Percent of Class)
------------------------------------------------------------- -----------------------------------------------------
------------------------------------------------------------- ----------------------------- -----------------------
Mr. Alan Fournier                                             5,407,141 Common Stock        $25,000,000 aggreg
c/o Pennant Capital Management, LLC                           (9.97%) through Pennant       principal amount o
26 Main Street, Suite 203                                     Capital and the Funds (1)     Convertible Notes
Chatham, New Jersey 07928                                                                   (10%) through the Funds (2)
------------------------------------------------------------- ----------------------------- -----------------------
------------------------------------------------------------- ----------------------------- -----------------------

Pennant Capital Management, LLC                               5,407,141 Common Stock        $25,000,000 aggregate
26 Main Street, Suite 203                                     (9.97%) through the Funds     principal amount of
Chatham, New Jersey 07928                                     (1)                           Convertible Notes
                                                                                            (10%) through the Funds (2)
------------------------------------------------------------- ----------------------------- -----------------------
------------------------------------------------------------- ----------------------------- -----------------------

Pennant Spinnaker Fund, LP                                    228,146 Common Stock          $1,435,849 aggregate
c/o Pennant Capital Management, LLC                           (0.42%) directly (1)          principal amount of
26 Main Street, Suite 203                                                                   Convertible Notes
Chatham, New Jersey 07928                                                                   (0.57%) directly (2)
------------------------------------------------------------- ----------------------------- -----------------------
------------------------------------------------------------- ----------------------------- -----------------------

Pennant Offshore Partners, Ltd.                               869,977 Common Stock          $4,342,386 aggregate
c/o Pennant Capital Management, LLC                           (1.60%) directly (1)          principal amount of
26 Main Street, Suite 203                                                                   Convertible Notes
Chatham, New Jersey 07928                                                                   (1.74%) directly (2)
------------------------------------------------------------- ----------------------------- -----------------------
------------------------------------------------------------- ----------------------------- -----------------------

Pennant Onshore Partners, LP                                  253,723 Common Stock          $1,257,193 aggregate
c/o Pennant Capital Management, LLC                           (0.47%) directly (1)          principal amount of
26 Main Street, Suite 203                                                                   Convertible Notes
Chatham, New Jersey 07928                                                                   (0.50%) directly (2)
------------------------------------------------------------- ----------------------------- -----------------------
------------------------------------------------------------- ----------------------------- -----------------------

Pennant Onshore Qualified, LP                                 522,992 Common Stock          $2,644,115 aggregate
c/o Pennant Capital Management, LLC                           (0.96%) directly (1)          principal amount of
26 Main Street, Suite 203                                                                   Convertible Notes
Chatham, New Jersey 07928                                                                   (1.06%) directly (2)
------------------------------------------------------------- ----------------------------- -----------------------
------------------------------------------------------------- ----------------------------- -----------------------

                                                  A-1

Pennant Windward Fund, LP                                     1,191,058 Common Stock        $5,503,827 aggregate
c/o Pennant Capital Management, LLC                           (2.20%) directly (1)          principal amount of
26 Main Street, Suite 203                                                                   Convertible Notes
Chatham, New Jersey 07928                                                                   (2.20%) directly (2)
------------------------------------------------------------- ----------------------------- -----------------------
------------------------------------------------------------- ----------------------------- -----------------------

Pennant Windward Fund, Ltd.                                   2,341,245 Common Stock        $9,816,630 aggregate
c/o Pennant Capital Management, LLC                           (4.32%) directly (1)          principal amount of
26 Main Street, Suite 203                                                                   Convertible Notes
Chatham, New Jersey 07928                                                                   (3.93%) directly (2)
------------------------------------------------------------- ----------------------------- -----------------------
------------------------------------------------------------- ----------------------------- -----------------------

Mr. Allan Z. Loren                                            0 shares of Common Stock      0 Convertible Notes
110 Central Park South, Apt. 11B
New York, New York 10019
------------------------------------------------------------- ----------------------------- -----------------------
------------------------------------------------------------- ----------------------------- -----------------------

Mr. Gregory J. Parseghian                                     0 shares of Common Stock      0 Convertible Notes
8121 Spring Hill Farm Drive
McLean, Virginia 22102
------------------------------------------------------------- ----------------------------- -----------------------

(1) The percentages used herein were calculated based on 54,256,294 shares of Common Stock issued and outstanding as of February 13, 2009, as reported by the Company in its Annual Report on Form 10-K for the year ended December 31, 2008, as filed with the Commission on March 2, 2009.

(2) The percentages were calculated based on the Company's representation that Convertible Notes with an aggregate principal amount of $250 million are issued and outstanding, as reported by the Company in its Annual Report on Form 10-K for the year ended December 31, 2008, as filed with the Commission on March 2, 2009.

                          ____________________________

         Other than as set forth in the accompanying Proxy Statement, in the Appendices hereto or filings of the Soliciting Persons pursuant to Section 13 of the Exchange Act, to the best knowledge of the Soliciting Persons, none of the Soliciting Persons (including the Independent Nominees), nor any associate thereof (as such term is defined in Rule 14a-1 of the Exchange Act) or affiliate of any Soliciting Person, nor any of their respective family members is either a party to any transaction or series of transactions since the beginning of the Company's last fiscal year or has knowledge of any currently proposed transaction or series of proposed transactions, (i) to which the Company or any of its affiliates was or is to be a party, (ii) in which the amount involved exceeds $120,000, and (iii) in which any Soliciting Person or associate thereof or any member of his or her immediate family has, or will have, a direct or indirect material interest.

         None of the Soliciting Persons (including any Independent Nominee) or any of their respective affiliates or associates has any material or substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the Annual Meeting, other than (i) by reason of their ownership of shares of Common Stock, (ii) the interest of each Independent Nominee in being elected to serve as a director of the Company and other than as elsewhere described in the accompanying Proxy Statement, in the Appendices hereto or filings of the Pennant Entities pursuant to Section 13 of the Exchange Act.

         No Independent Nominee has failed to file reports related to the Company that are required by Section 16(a) of the Exchange Act.

         None of the corporations or organizations in which any of the Independent Nominees has conducted his or her principal occupation or employment was a parent, subsidiary or other affiliate of the Company, and none of the Independent Nominees holds any position or office with the Company. Under the rules applicable to companies listed on The New York Stock Exchange, the independence of directors must be determined by a company's board of directors on a case by case basis. The Soliciting Persons believe that none of the Independent Nominees is subject to any of the disqualifying circumstances set forth in the applicable rules relating to independence.

                                                                      Appendix B


                  TRANSACTIONS IN SECURITIES OF PHH CORPORATION

         The following table sets forth information with respect to all purchases and sales of Common Stock by the Soliciting Persons during the past two years (numbers in parentheses indicate sales), all of which were transactions in Common Stock:


---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
     Date         Offshore(1)    Onshore(2)    Qualified(3)    Spinnaker(4)     Windward      Windward     Parseghian(7)
                                                                                 LP(5)        Ltd.(6)
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
   3/15/2007        15,460          4,210          9,470          5,930          19,830        30,100            -
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
   3/16/2007         3,640           990           2,230          1,400          4,670         7,070             -
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
   4/20/2007        87,320         23,750         53,500          33,500        112,010       169,920            -
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
   4/26/2007        106,320        28,910         65,140          40,780        136,370       206,880            -
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
   4/27/2007         8,020          2,180          4,920          3,080          10,290        15,610            -
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
   4/30/2007        111,390        30,840         68,560          25,920         53,570        81,220            -
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
   6/1/2007            -              -              -              -           (9,950)        9,950             -
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
   7/25/2007        26,940          7,350         16,520          9,770          31,220        48,200            -
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
   7/26/2007         9,620          2,620          5,900          3,490          11,150        17,220            -
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
   7/27/2007         9,620          2,620          5,900          3,500          11,160        17,200            -
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
   7/30/2007         3,850          1,050          2,360          1,400          4,460         6,880             -
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
   7/31/2007         4,810          1,310          2,950          1,750          5,580         8,600             -
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
   8/1/2007         59,250         16,130         36,260          15,220         69,250       107,090            -
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
   8/8/2007         26,360          7,450         16,320          6,720          33,150        50,000            -
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
   8/9/2007         28,250          7,980         17,490          7,200          35,520        53,560            -
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
      8/10/2007     10,730          3,030          6,650          2,740          13,500        20,350            -
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
      8/15/2007      9,420          2,660          5,830          2,400          11,840        17,850            -
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
      8/16/2007     24,980          6,830         15,330          8,700          29,150        44,917            -
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
      9/14/2007    (14,860)        (4,060)        (9,120)        (5,180)        (17,350)      (26,730)           -
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
      9/17/2007     13,460          3,680          8,260          4,690          15,710        24,200            -
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
      9/19/2007    (33,900)        (9,270)       (20,800)        (11,810)       (39,560)      (60,968)           -
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
      9/20/2007     (6,860)        (1,880)        (4,210)        (2,390)        (8,010)       (12,342)           -
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
      9/24/2007    (16,540)        (4,520)       (10,150)        (5,760)        (19,300)      (29,730)           -
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
      9/25/2007    (11,540)        (3,150)        (7,080)        (4,020)        (13,460)      (20,750)           -
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
      9/26/2007    (24,980)        (6,830)       (15,320)        (8,700)        (29,150)      (44,920)           -
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
      9/27/2007    (11,940)        (3,260)        (7,330)        (4,160)        (13,940)      (21,470)           -
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
      9/28/2007     (7,690)        (2,100)        (4,720)        (2,680)        (8,980)       (13,830)           -
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
      10/1/2007     (6,210)        (1,700)        (3,810)        (2,160)         17,757       (36,177)           -
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
      10/2/2007     (2,380)         (650)         (1,460)         (830)         (2,850)       (4,230)            -
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
      10/3/2007     (2,940)         (800)         (1,810)        (1,020)        (3,520)       (5,210)            -
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
      10/4/2007     (1,920)         (530)         (1,180)         (670)         (2,300)       (3,400)            -
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
     10/19/2007      5,080          1,390          3,120          1,770          6,070         9,004             -
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
     10/22/2007       80             20             50              30             90           130              -
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
     10/24/2007      9,620          2,630          5,900          3,350          11,490        17,010            -
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
     10/25/2007      9,620          2,630          5,900          3,350          11,490        17,010            -
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
     10/30/2007      9,620          2,620          5,900          3,340          11,480        17,040            -
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
      11/1/2007      4,810          1,310          2,950          1,670          5,740         8,520             -
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
      11/5/2007      4,810          1,310          2,950          1,670          5,740         8,520             -
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
      11/6/2007        -            8,000            -              -            68,000       102,000            -
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
      11/7/2007        -              -              -              -            3,750         21,250            -
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
      11/9/2007     16,610          4,680         10,190          5,780          21,130        31,610            -
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
     12/18/2007      5,260          1,480          3,230          1,830          6,690         10,010            -
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
     12/19/2007      5,540          1,560          3,400          1,930          7,040         10,530            -
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
     12/20/2007     11,070          3,120          6,790          3,860          14,080        21,080            -
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
     12/21/2007     14,770          4,160          9,060          5,140          18,780        28,090            -
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
     12/26/2007       550            160            340            190            700          1,060             -
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------

                                                       B-1


     12/27/2007      4,890          1,380          3,000          1,700          6,220         9,310             -
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
     12/28/2007      2,860           810           1,760          1,000          3,640         5,430             -
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
     12/31/2007      2,770           780           1,700           960           3,520         5,270             -
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
       1/2/2008        -              -              -              -           (11,806)       11,806            -
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
   7/23/2008           -              -              -              -              -             -            (4000)
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
   8/21/2008         2,070           580           1,270           720           2,600         3,960             -
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
       1/2/2009     (9,059)         6,980           30              -           (78,301)       80,350            -
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
       2/2/2009        -              -              -              -            12,800       (12,800)           -
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
       3/2/2009    (76,244)       (22,998)       (49,324)       (119,334)        42,443       225,457            -
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------
       4/1/2009    (42,670)       (11,599)       (39,944)           -           (43,315)      137,528            -
---------------- -------------- -------------- -------------- --------------- ------------- ------------- ----------------

_________________________
(1)   Pennant Offshore Partners, Ltd.
(2)   Pennant Onshore Partners, LP
(3)   Pennant Onshore Qualified, LP
(4)   Pennant Spinnaker Fund, LP
(5)   Pennant Windward Fund, LP
(6)   Pennant Windward Fund, Ltd.
(7)   Mr. Gregory J. Parseghian

              TRANSACTIONS IN CONVERTIBLE NOTES OF PHH CORPORATION

         The following table sets forth information with respect to all purchases and sales of the Convertible Notes by the Participants during the past two years (numbers in parentheses indicate sales):


--------------- -------------- ------------- -------------- ---------------- -------------- ------------------
     Date        Offshore(1)    Onshore(2)   Qualified(3)    Spinnaker(4)      Windward      Windward Ltd(6)
                                                                                 LP(5)
--------------- -------------- ------------- -------------- ---------------- -------------- ------------------
--------------- -------------- ------------- -------------- ---------------- -------------- ------------------
  3/28/2008       1,570,000      440,000        960,000         550,000        1,980,000        3,000,000
--------------- -------------- ------------- -------------- ---------------- -------------- ------------------
--------------- -------------- ------------- -------------- ---------------- -------------- ------------------
  3/28/2008       1,660,000      470,000       1,020,000        580,000        2,090,000        3,180,000
--------------- -------------- ------------- -------------- ---------------- -------------- ------------------
--------------- -------------- ------------- -------------- ---------------- -------------- ------------------
  3/28/2008        190,000        50,000        110,000         70,000          230,000          350,000
--------------- -------------- ------------- -------------- ---------------- -------------- ------------------
--------------- -------------- ------------- -------------- ---------------- -------------- ------------------
  3/28/2008        650,000       180,000        400,000         220,000         810,000         1,240,000
--------------- -------------- ------------- -------------- ---------------- -------------- ------------------
--------------- -------------- ------------- -------------- ---------------- -------------- ------------------
   4/2/2008        555,000       155,460        339,550         193,640         696,820         1,059,530
--------------- -------------- ------------- -------------- ---------------- -------------- ------------------
--------------- -------------- ------------- -------------- ---------------- -------------- ------------------
   1/6/2009       (45,000)        30,000           -               -           (277,000)         292,000
--------------- -------------- ------------- -------------- ---------------- -------------- ------------------
--------------- -------------- ------------- -------------- ---------------- -------------- ------------------
   3/2/2009        265,000        80,000        172,000         436,000        (193,000)        (760,000)
--------------- -------------- ------------- -------------- ---------------- -------------- ------------------
--------------- -------------- ------------- -------------- ---------------- -------------- ------------------
   4/1/2009       (502,614)     (148,267)      (357,435)       (613,791)        167,007         1,455,100
--------------- -------------- ------------- -------------- ---------------- -------------- ------------------

___________________________
(1) Pennant Offshore Partners, Ltd.
(2) Pennant Onshore Partners, LP
(3) Pennant Onshore Qualified, LP
(4) Pennant Spinnaker Fund, LP
(5) Pennant Windward Fund, LP
(6) Pennant Windward Fund, Ltd.

                 SWAP AGREEMENTS WITH RESPECT TO PHH CORPORATION
                                  COMMON STOCK

         The following table sets forth information with respect to standardized, cash-settled swap agreements entered into between the Funds and Morgan Stanley Capital Services, Inc., for which the Common Stock is the reference security, upon the terms described in the accompanying letter. The numbers in the table indicate the date of each swap agreement, the number of notional shares of Common Stock covered by each of the agreements, the reference price for the Common Stock covered by each agreement and the termination date of each agreement.


         ------------------------- ----------------------- ---------------------- -------------------------
                   Date               Notional Shares         Reference Price     Termination Date*
         ------------------------- ----------------------- ---------------------- -------------------------
         ------------------------- ----------------------- ---------------------- -------------------------
                8/29/2008                 250,000                  15.30                   9/2/2010
         ------------------------- ----------------------- ---------------------- -------------------------
         ------------------------- ----------------------- ---------------------- -------------------------
                 9/2/2008                 113,600                  15.86                   9/4/2010
         ------------------------- ----------------------- ---------------------- -------------------------
         ------------------------- ----------------------- ---------------------- -------------------------
                 9/3/2008                  50,900                  15.95                   9/7/2010
         ------------------------- ----------------------- ---------------------- -------------------------
         ------------------------- ----------------------- ---------------------- -------------------------
                 9/4/2008                  85,500                  15.49                   9/8/2010
         ------------------------- ----------------------- ---------------------- -------------------------
         ------------------------- ----------------------- ---------------------- -------------------------
                9/15/2008                 100,000                  14.01                  9/14/2010
         ------------------------- ----------------------- ---------------------- -------------------------
         ------------------------- ----------------------- ---------------------- -------------------------
                9/16/2008                  50,000                  13.77                  9/15/2010
         ------------------------- ----------------------- ---------------------- -------------------------
         ------------------------- ----------------------- ---------------------- -------------------------
                9/17/2008                  50,000                  13.46                  9/22/2010
         ------------------------- ----------------------- ---------------------- -------------------------
         ------------------------- ----------------------- ---------------------- -------------------------
                9/18/2008                  5,000                   12.97                  9/23/2010
         ------------------------- ----------------------- ---------------------- -------------------------
         ------------------------- ----------------------- ---------------------- -------------------------
                9/29/2008                 100,000                  12.73                  10/4/2010
         ------------------------- ----------------------- ---------------------- -------------------------
         ------------------------- ----------------------- ---------------------- -------------------------
                9/30/2008                  19,400                  12.23                  10/5/2010
         ------------------------- ----------------------- ---------------------- -------------------------
         ------------------------- ----------------------- ---------------------- -------------------------
                10/1/2008                  50,000                  11.75                  10/6/2010
         ------------------------- ----------------------- ---------------------- -------------------------
         ------------------------- ----------------------- ---------------------- -------------------------
                10/2/2008                  50,000                  9.25                   10/7/2010
         ------------------------- ----------------------- ---------------------- -------------------------
         ------------------------- ----------------------- ---------------------- -------------------------
                10/3/2008                  80,600                  8.99                   10/8/2010
         ------------------------- ----------------------- ---------------------- -------------------------
         ------------------------- ----------------------- ---------------------- -------------------------
                10/6/2008                 219,700                  8.25                   10/11/2010
         ------------------------- ----------------------- ---------------------- -------------------------
         ------------------------- ----------------------- ---------------------- -------------------------
                10/7/2008                  50,000                  8.74                   10/12/2010
         ------------------------- ----------------------- ---------------------- -------------------------
         ------------------------- ----------------------- ---------------------- -------------------------
                10/8/2008                 200,000                  8.27                   10/13/2010
         ------------------------- ----------------------- ---------------------- -------------------------
         ------------------------- ----------------------- ---------------------- -------------------------
                10/9/2008                  31,000                  7.32                   10/14/2010
         ------------------------- ----------------------- ---------------------- -------------------------

_______________________
* Swap agreement terminates on this date or upon written notice of either party.

                                                                    Appendix C

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


         The following table sets forth, to the knowledge of the Soliciting Persons based on a review of publicly available information filed with the SEC, each person reported to own beneficially more than 5% of the outstanding Common Stock, the number of shares of outstanding Common Stock beneficially owned by each such person and the number of shares of outstanding Common Stock beneficially owned by each of the Company's directors and executive officers and all directors and executive officers as a group as of April 22, 2009. As of April 22, 2009, there were 54,386,504 shares of our common stock issued and outstanding.


------------------------------------------------------------------- --------------------- --------------
Name and Address                                                            Number of         Percent of
                                                                       Shares Beneficially
                                                                            Owned (1)            Class
---------------------------------------------------------------------- --------------------- --------------
---------------------------------------------------------------------- --------------------- --------------

---------------------------------------------------------------------- --------------------- --------------
---------------------------------------------------------------------- --------------------- --------------
Principal Stockholders:
---------------------------------------------------------------------- --------------------- --------------
---------------------------------------------------------------------- --------------------- --------------
     Pennant Capital Management, LLC
     40 Main Street
     Chatham, NJ 07928............................................           5,407,141          9.97%
---------------------------------------------------------------------- --------------------- --------------
---------------------------------------------------------------------- --------------------- --------------

---------------------------------------------------------------------- --------------------- --------------
---------------------------------------------------------------------- --------------------- --------------
     Wellington Management Company, LLP (2)
     75 State Street
     Boston, MA 02109 ............................................           5,361,001          9.88%
---------------------------------------------------------------------- --------------------- --------------
---------------------------------------------------------------------- --------------------- --------------

---------------------------------------------------------------------- --------------------- --------------
---------------------------------------------------------------------- --------------------- --------------
     BlackRock, Inc. (3)
     40 East 52nd St.
     New York, NY 10022 ..........................................           5,273,322          9.67%
---------------------------------------------------------------------- --------------------- --------------
---------------------------------------------------------------------- --------------------- --------------

---------------------------------------------------------------------- --------------------- --------------
---------------------------------------------------------------------- --------------------- --------------
     Third Point LLC (4)
     390 Park Avenue
     New York, NY 10022 ..........................................           5,210,000          9.6%
---------------------------------------------------------------------- --------------------- --------------
---------------------------------------------------------------------- --------------------- --------------

---------------------------------------------------------------------- --------------------- --------------
---------------------------------------------------------------------- --------------------- --------------
     Dimensional Fund Advisors LP (5)
     Palisades West, Building One
     6300 Bee Cave Road
     Austin, TX 78746 ............................................           3,578,659          6.6%
---------------------------------------------------------------------- --------------------- --------------
---------------------------------------------------------------------- --------------------- --------------

---------------------------------------------------------------------- --------------------- --------------
---------------------------------------------------------------------- --------------------- --------------
     Elm Ridge Capital Management, LLC (6)                                   3,329,163          6.10%
     3 West Main Street, 3rd Floor
     Irvington, NY 10533 .........................................
---------------------------------------------------------------------- --------------------- --------------
---------------------------------------------------------------------- --------------------- --------------

---------------------------------------------------------------------- --------------------- --------------
---------------------------------------------------------------------- --------------------- --------------
     Hotchkis and Wiley Capital Management, LLC (7)
     725 South Figueroa Street, 39th Floor
     Los Angeles, CA 90017 .......................................           3,187,200          5.90%
---------------------------------------------------------------------- --------------------- --------------
---------------------------------------------------------------------- --------------------- --------------

---------------------------------------------------------------------- --------------------- --------------
---------------------------------------------------------------------- --------------------- --------------
Directors and Current Named Executive Officers:
---------------------------------------------------------------------- --------------------- --------------
---------------------------------------------------------------------- --------------------- --------------
     Terence W. Edwards (8).......................................             503,972             *
---------------------------------------------------------------------- --------------------- --------------
     Sandra E. Bell ..............................................               --                 --
---------------------------------------------------------------------- --------------------- --------------
     George J. Kilroy (9) ........................................              65,552             *
---------------------------------------------------------------------- --------------------- --------------
     Mark R. Danahy (10) .........................................             113,180             *
---------------------------------------------------------------------- --------------------- --------------
     William F. Brown (11) .......................................              85,180             *
---------------------------------------------------------------------- --------------------- --------------
     James W. Brinkley (12), (13) ................................                 250             *
---------------------------------------------------------------------- --------------------- --------------
     James O. Egan (13) ..........................................               --                 --
---------------------------------------------------------------------- --------------------- --------------
     A.B. Krongard (13) ..........................................               --                 --
---------------------------------------------------------------------- --------------------- --------------
     Ann D. Logan (13) ...........................................               --                 --
---------------------------------------------------------------------- --------------------- --------------

                                             C-1

     Jonathan D. Mariner (13) ....................................               --                 --
---------------------------------------------------------------------- --------------------- ---------------
     All Directors and Executive Officers as a Group (12 persons).             837,289          1.54
---------------------------------------------------------------------- --------------------- ---------------
________________________________
*Represents less than one percent.
------------------------------------------------------------------------------------------------------------

(1) Based upon information furnished to us by the respective stockholders or contained in filings made with the SEC. For purposes of this table, if a person has or shares voting or investment power with respect to any of the Common Stock, then such Common Stock is considered beneficially owned by that person under the SEC rules. Shares of the Company's common stock beneficially owned include direct and indirect ownership of shares, stock options and restricted stock units granted to executive officers and director restricted stock units granted to the directors which are vested or are expected to vest within 60 days of April 22, 2009. Unless otherwise indicated in the table, the address of all listed stockholders is c/o PHH Corporation, 3000 Leadenhall Road, Mt. Laurel, New Jersey, 08054.
(2) Based solely on a Schedule 13G filed with the SEC on February 17, 2009, Wellington Management Company, LLP ("Wellington") reported aggregate beneficial ownership of approximately 9.88%, or 5,361,001 shares, of the Company's common stock as of December 31, 2008. Wellington reported that it possessed shared voting power over 4,081,824 shares and shared dispositive power over 5,281,901 shares. Wellington also reported that it did not possess sole voting or sole dispositive power over any shares beneficially owned.
(3) Based solely on a Schedule 13G filed with the SEC on February 10, 2009, BlackRock, Inc. and certain of its affiliates ("BlackRock") reported aggregate beneficial ownership of approximately 9.67%, or 5,273,322 shares, of the Company's common stock as of December 31, 2008. BlackRock reported that it possessed shared voting power over 5,273,322 shares and shared dispositive power over 5,273,322 shares. BlackRock also reported that it did not possess sole voting or sole dispositive power over any shares beneficially owned.
(4) Based solely on a Schedule 13G/A filed with the SEC on January 5, 2009, Third Point LLC and certain of its affiliates ("Third Point") reported aggregate beneficial ownership of approximately 9.6%, or 5,210,000 shares, of the Company's common stock as of January 5, 2009. Third Point reported that it possessed shared voting power over 5,210,000 shares and shared dispositive power over 5,210,000 shares. Third Point also reported that it did not possess sole voting or sole dispositive power over any shares beneficially owned.
(5) Based solely on a Schedule 13G/A filed with the SEC on February 9, 2009, Dimensional Fund Advisors LP and certain of its affiliates ("DFA") reported aggregate beneficial ownership of approximately 6.6%, or 3,578,659 shares, of the Company's common stock as of December 31, 2008. DFA reported that it possessed sole voting power over 3,578,659 shares and sole dispositive power over 3,578,659 shares. DFA also reported that it did not possess shared voting or shared dispositive power over any shares beneficially owned.
(6) Based solely on a Schedule 13G filed with the SEC on February 13, 2009, Elm Ridge Capital Management, LLC ("Elm Ridge") reported aggregate beneficial ownership of approximately 6.1%, or 3,329,163 shares, of the Company's common stock as of December 31, 2008. Elm Ridge reported that it possessed shared voting power over 3,329,163 shares and shared dispositive power over 3,329,163 shares. Elm Ridge also reported that it did not possess sole voting or sole dispositive power over any shares beneficially owned.
(7) Based solely on a Schedule 13G/A filed with the SEC on February 13, 2009, Hotchkis and Wiley Capital Management, LLC ("Hotchkis") reported aggregate beneficial ownership of approximately 5.9%, or 3,187,200 shares, of the Company's common stock as of December 31, 2008. Hotchkis reported that it possessed sole voting power over 2,304,200 shares and sole dispositive power over 3,187,200 shares. Hotchkis also reported that it did not possess shared voting or shared dispositive power over any shares beneficially owned.
(8) Represents 87,722 shares of Common Stock held directly and 416,250 shares of Common Stock underlying stock options that are currently exercisable or that become exercisable within sixty days of April 22, 2009.
(9) Represents 38,211 shares of Common Stock held directly, 625 shares of Common Stock held indirectly and 26,716 shares of Common Stock underlying stock options that are currently exercisable or that become exercisable within sixty days of April 22, 2009.
(10) Represents 16,120 shares of Common Stock held directly and 97,060 shares of Common Stock underlying stock options that are currently exercisable or that become exercisable within sixty days of April 22, 2009.
(11) Represents 20,769 shares of Common Stock held directly and 64,411 shares of Common Stock underlying stock options that are currently exercisable or that become exercisable within sixty days of April 22, 2009.
(12) Represents 250 shares of Common Stock held by Brinkley Investments, LLC, a partnership among Mr. Brinkley, his wife and his children.
(13) Each non-employee director has been granted Director RSUs that are immediately vested upon grant and that are settled in shares of Common Stock either 200 days (in the case of elective deferrals of director compensation) or one year (in the case of non-elective deferrals of director compensation) after the director is no longer a member of the Board of Directors. Each Director RSU represents the right to receive one share of Common Stock upon settlement of such Director RSU. Director RSUs may not be sold or otherwise transferred for value, and directors have no right to acquire the shares underlying Director RSUs, prior to the date that is either 200 days or one year, as applicable, after termination of service on the Board. As a result, the shares underlying Director RSUs have been omitted from the above table. As of April 22, 2009, Messrs. Brinkley, Egan, Krongard and Mariner and Ms. Logan held 16,824, 4,284, 35,081, 16,524 and 17,500 Director RSUs, respectively.

                                                                      Appendix D

                        Selections from the Company Proxy
                             Statement as Filed with
                                the Commission in
                               Preliminary Form on
                                 April 20, 2009



     PROPOSAL 2 -- RATIFICATION OF THE SELECTION OF DELOITTE & TOUCHE LLP AS
      THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2009

         The Audit Committee has appointed Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2009. The submission of this matter for approval by stockholders is not legally required; however, the Board of Directors believes that such submission provides stockholders an opportunity to provide feedback to the Board of Directors on an important issue of corporate governance. If stockholders do not approve the selection of Deloitte & Touche LLP, the selection of such firm as our independent registered public accounting firm will be reconsidered. In the event that Deloitte & Touche LLP is unable to serve as independent registered public accounting firm for the fiscal year ending December 31, 2009 for any reason, the Audit Committee will appoint another independent registered public accounting firm. Representatives of Deloitte & Touche LLP are expected to be present at the Annual Meeting, will be given an opportunity to make a statement if they desire to do so and will be available to respond to appropriate stockholder questions regarding the Company.

                  PROPOSAL 3 -- APPROVAL OF THE PHH CORPORATION
               AMENDED AND RESTATED 2005 EQUITY AND INCENTIVE PLAN

Introduction

         On April 17, 2009, the Board adopted the PHH Corporation Amended and Restated 2005 Equity and Incentive Plan (the "Amended Plan"), subject to the approval of the Amended Plan by the Company's stockholders at the Annual Meeting. The PHH Corporation 2005 Equity and Incentive Plan (the "Prior Plan") was originally adopted by the Board and approved by our sole stockholder on January 14, 2005, in connection with the Spin-Off of the Company from Cendant Corporation. The provisions of the Prior Plan will continue to control with respect to any awards outstanding prior to stockholder approval of the Amended Plan, and the Amended Plan will apply with respect to awards issued after the date of stockholder approval. If we do not obtain stockholder approval of the Amended Plan, the Prior Plan will remain in effect; however, the Company will have limited ability to grant new awards under the Prior Plan. Accordingly, the Board recommends a vote "FOR" the approval of the Amended Plan using the enclosed "WHITE" proxy card. Unless marked to the contrary, proxies received by the Company will be voted "FOR" the approval of the Amended Plan.

         The Amended Plan (1) increases by 4,550,000 shares the maximum number of shares that we may issue as awards; (2) clarifies the definition of pre-tax income of the Company or any subsidiary, division or business unit as a performance goal under the Amended Plan; (3) increases the maximum aggregate value of any payment subject to awards under the annual incentive program or stock-or cash-based awards other than stock options, stock appreciation rights, restricted stock or restricted stock units from $1 million to $5 million; and
(4) incorporates the other modifications and changes described below.

         In order to comply with the requirements of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), we are also required to disclose and obtain the approval of a majority of the stockholders of the material terms of the performance goals established under the Amended Plan in order for performance awards issued to our principal executive officer, principal financial officer and our four most highly compensated officers other than our principal executive officer and principal financial officer (collectively, the "covered employees") to qualify as performance-based compensation exempt from the $1 million limit on tax deductibility under Code
Section 162(m).

         As of April 22, 2009 (the record date for the 2009 Annual Meeting), 400,534 shares remain available for grants of stock-based compensation awards. Stockholder approval of the Amended Plan and the proposed share increase will allow us to continue to provide equity incentives to executive officers, employees, non-employee directors and consultants of the Company and its subsidiaries, including performance awards that meet Code Section 162(m) requirements, thereby preserving our ability to receive tax deductions for those awards. We believe that

                        Selections from the Company Proxy
                             Statement as Filed with
                                the Commission in
                               Preliminary Form on
                                 April 20, 2009



these equity incentives are crucial to attracting and retaining highly qualified employees whose expertise is essential to our continued growth and success.

Description of the Amended Plan

General Summary

         The following is a general summary of the Amended Plan, and is qualified in its entirety by the complete text of the Amended Plan, which is attached to this Proxy Statement as Appendix B. A copy of the Amended Plan is also available to stockholders upon request, addressed to the Corporate Secretary at 3000 Leadenhall Road, Mt. Laurel, New Jersey, 08054 (telephone number: 1-866-PHH-INFO or 1-856-917-1PHH).

Purposes of the Amended Plan

         The Amended Plan is intended to afford incentives to non-employee directors, officers and other employees, advisors and consultants of the Company or any parent or subsidiary corporation to continue in their service to the Company. The Amended Plan provides for grants of stock options (including incentive stock options ("ISOs") and non-qualified stock options ("NQSOs"), stock appreciation rights ("SARs"), restricted stock, restricted stock units ("RSUs") and other stock- or cash-based awards. The Company also intends that the Amended Plan comply with the requirements for "performance-based compensation" under Code Section 162(m) and the requirements of Code Section 409A with respect to awards treated as deferred compensation (see "-- Restricted Stock Units" below).

Administration

         The Board has delegated authority to administer the Amended Plan to the Compensation Committee of the Board (the "Committee"). Subject to certain limitations (see "-- Limitations on Individual Awards" below), the Amended Plan gives the Committee the authority to grant awards, determine the recipients and timing of awards, the type and number of awards to be granted, the number of shares underlying awards and the terms, conditions, restrictions and performance criteria relating to awards. The Committee also has the authority to determine whether and to what extent an award may be settled, cancelled, forfeited, exchanged or surrendered, adjust terms and conditions of performance goals, construe and interpret the plan and any award, prescribe, amend and rescind rules and regulations relating to the Amended Plan, determine the terms and provisions of individual award agreements, and make all other decisions it determines to be advisable for the administration of the Amended Plan. The Committee may delegate its administrative duties to its members or to certain agents of the Company.

Eligibility

         The Amended Plan permits grants of awards to non-employee directors, officers and other employees, advisors or consultants of the Company or any parent or subsidiary of the Company, as determined by the Committee. As of April 22, 2009, five non-employee directors and approximately 210 employees are eligible to receive awards under the Amended Plan.

Stock Available for Awards

         The Prior Plan reserves a total of 7,500,000 shares for issuance pursuant to awards. As of April 22, 2009, 5,139,807 shares are subject to outstanding awards under the Prior Plan and 400,534 shares remain available for future grants under the Prior Plan. If the stockholders approve the Amended Plan and the proposed increase of 4,550,000 shares, a total of 4,950,534 shares will be available for future awards and no more than 2,250,000 shares may be issued pursuant to awards that are not stock options or SARs.

         The Amended Plan provides that any shares subject to awards that are forfeited or cancelled, or that terminate or expire without a distribution of shares will, to the extent forfeited, cancelled, terminated or expired, again become available for awards under the Amended Plan other than ISOs (with each such share added back to the share reserve as one share). The Amended Plan also clarifies that shares subject to awards that are ultimately paid or settled in cash again become available for awards under the Amended Plan. However, shares of stock surrendered or withheld as payment of either the exercise price of an award or for withholding taxes will not be made available for

                        Selections from the Company Proxy
                             Statement as Filed with
                                the Commission in
                               Preliminary Form on
                                 April 20, 2009


future awards. All shares covered by an SAR, to the extent that it is ultimately exercised and settled in shares of stock, shall be considered issued or transferred pursuant to the Amended Plan. Upon the exercise of any award granted in tandem with any other award, the related award will be cancelled to the extent of the number of shares as to which the award is exercised, and such shares will no longer be available for awards under the Plan. Under the Prior Plan, shares surrendered or withheld as payment of the exercise price of an award or for withholding taxes are again made available for issuance as awards, and this provision will continue to apply with respect to awards granted under the Prior Plan.

Repricing Prohibited

         Neither the Board, the Committee nor any other person to whom the Committee delegates its authority may reprice or cancel and regrant any stock option or other type of award at a lower exercise, base or purchase price without obtaining stockholder approval.

Options Granted at Fair Market Value

         Stock options may not be granted with an exercise price that is less than the fair market value of a share of our common stock on the grant date. Under the Prior Plan, unless the Committee determines otherwise, fair market value is defined based on the average of the high and low sales prices for the Company's stock on the New York Stock Exchange. As the Committee previously determined to define fair market value under the Prior Plan by reference to the closing sales price of the Company's stock on the New York Stock Exchange (or the immediately preceding date on which the Stock is traded, if the stock is not traded on the applicable date), the Amended Plan updates the definition of fair market value accordingly. The closing sales price of our common stock on the New York Stock Exchange on April 22, 2009 (the record date for the 2009 Annual Meeting) was $ per share.

Limitations on Individual Awards

         In order to permit awards to qualify as "performance-based compensation" under Code Section 162(m), no employee may be granted awards in excess of the following limits:

     o No more than 1,000,000 shares of stock may be made subject to options or SARs to a single individual in a single calendar year;
     o No more than 1,000,000 shares of stock may be made subject to stock-based awards other than options and SARs (including restricted stock and RSUs or other stock-based awards) to a single individual in a single calendar year;
     o The maximum aggregate value of any payment made to a grantee under the Company's annual incentive program (see "-- Annual Incentive Program" below) or an award other than a stock option, SAR, restricted stock award or RSU (see "-- Other Cash or Stock-Based Awards" below) in any calendar year is $5 million. The Board has determined that the increase in this amount from the $1 million maximum under the Prior Plan is appropriate in order to ensure that the performance award provisions of the Amended Plan take into account future salary increases or changes in performance targets established by the Committee. Section 422 of the Code requires that ISOs be granted only to employees. Any person who, at the time of grant, owns (or is deemed to own) stock possessing more than 10% of the total combined voting power of the Company, or any of its parent or subsidiary corporations, must be granted ISOs at an exercise price that is at least 110% of the fair market value of the stock on the date of grant, and the term of the option must not exceed five years. The aggregate fair market value, determined at the time of grant, of the shares of common stock with respect to which ISOs granted under the Amended Plan are exercisable for the first time by a grantee during any calendar year may not exceed $100,000.

Terms of Awards

         The following is a general description of the types and terms of awards that may be granted under the Amended Plan. Individual grants may have different terms and conditions, as determined by the Committee consistent with the provisions of the Amended Plan.

                        Selections from the Company Proxy
                             Statement as Filed with
                                the Commission in
                               Preliminary Form on
                                 April 20, 2009

Stock Options

         A stock option represents the right to purchase a share of common stock at a predetermined exercise price. The Committee, in its discretion, may grant ISOs or NQSOs to qualified participants. The Committee determines the terms of each option, provided that the exercise price may not be less than the fair market value per share on the grant date and the option term may not exceed ten years from the grant date. The exercise price may be paid in cash, by exchange of stock previously owned by the grantee for at least six months, by means of a broker cashless exercise procedure to the extent approved by the Committee and permitted by law, or by a combination of the above. An award agreement may also provide for payment of the exercise price by having the Company withhold shares with a fair market value equal to the exercise price. Generally, options may only be exercised while the grantee remains in service, although the Committee may accelerate vesting and extend the exercisability of options in the event of specified terminations of employment or service. In no event, however, may the exercise period extend beyond the ten-year option term. Options and shares acquired upon exercise may also be subject to other conditions, including restrictions on transfer, as the Committee may determine or as may be required by applicable law.

Stock Appreciation Rights

         A stock appreciation right entitles the recipient to receive a payment in cash or stock, as determined by the Committee at the date of grant, equal to the excess of (1) the fair market value per share of the Company's stock on the date of exercise over (2) the grant price per share of the SAR. In the case of an SAR granted in tandem with an option, the grant price will equal the exercise price of the underlying option. In the case of an SAR that is not granted in tandem with an option, the Committee determines the grant price. SARs are exercisable over the exercise period and subject to such terms and conditions as the Committee may determine; however, no SAR may be exercised more than ten years from the grate date or, for an SAR granted in tandem with an option, the expiration of the underlying option. The Committee may accelerate the exercisability of an SAR as it deems appropriate.

Restricted Stock

         Restricted stock consists of shares of common stock that are awarded subject to restrictions on transferability and such other restrictions as the Committee may impose. These restrictions may lapse separately or in combination, at such times and under such circumstances as the Committee may determine. The Committee may also provide for restrictions to lapse based upon the attainment of performance goals (see "-- Performance Awards and Performance Goals" below). Except as otherwise determined in an individual award agreement, recipients of restricted stock have the same rights as stockholders, including the right to vote the shares and receive dividends in the form of cash or stock. Dividends on restricted stock are either paid at the dividend payment date or deferred for payment at a later date, as specified in the award agreement. However, dividends that vest based upon the attainment of performance goals are accumulated and paid only to the extent of the attainment of the underlying performance goals, as determined by the Committee. Stock distributed in connection with a stock split or stock dividend, and any other property distributed as a dividend, is generally subject to the same restrictions and risk of forfeiture as the original grant of restricted stock. Unless the Committee provides otherwise, restricted stock and any accrued but unpaid dividends are forfeited upon termination of service.

Restricted Stock Units

         RSUs represent a right to receive shares of the Company's common stock or cash, as determined by the Committee at the date of grant, upon the expiration of a time period specified by the Committee. The Amended Plan amends the RSU definition to clarify that RSUs may be provided with dividend equivalent rights, as determined by the Committee and as provided in an individual Award Agreement or pursuant to the Amended Plan. The Committee may also place restrictions on RSUs that lapse based upon the attainment of performance goals (see "-- Performance Awards and Performance Goals" below). Upon termination of employment or service, all RSUs and any accrued but unpaid dividend equivalent rights are forfeited; however, the Committee may determine to waive restrictions or forfeiture conditions relating to RSUs upon termination under specified circumstances or otherwise. The Amended Plan specifies, however, that dividend equivalent rights paid on RSUs that vest based upon the attainment of performance goals are accumulated and paid only to the extent of the attainment of the underlying performance goals.

         Non-Employee Director Compensatory Awards. The Company intends to compensate its non-employee directors, in part, by means of RSUs issued under the Amended Plan and payable in the form of Company common

                        Selections from the Company Proxy
                             Statement as Filed with
                                the Commission in
                               Preliminary Form on
                                 April 20, 2009


stock, unless the Committee or the Board determines otherwise on a prospective basis. The Amended Plan also clarifies, consistent with the Board's determination, that compensatory RSUs are awarded on the same quarterly dates that the Company pays non-employee directors their annual retainer and committee stipends and need not be evidenced by award agreements. The Company maintains separate book accounts in the name of each director for this purpose, and the director's account is credited with RSUs as of each applicable payment date. The number of RSUs is rounded down to the nearest whole number, and any fractional amounts are paid in cash. RSUs may have dividend equivalent rights credited and payable in the form of additional RSUs or cash, as determined prospectively by the Committee or the Board. RSUs credited to non-employee directors as compensatory awards are immediately vested and paid on the first anniversary following the date of termination of Board service. No acceleration of payment is permitted except to the extent allowed under Code Section 409A.

         Non-Employee Director Deferred Compensation Awards. The Amended Plan is also the source for RSUs issued pursuant to the PHH Corporation Non-Employee Directors Deferred Compensation Plan (the "Deferred Compensation Plan"), which permits non-employee directors to elect to receive a deferred payment of RSUs payable in stock (unless the Committee determines otherwise on a prospective basis) in lieu of a portion of their compensation that would otherwise be paid in cash. Each participating director must execute a deferred compensation agreement in accordance with the procedures established by the Company under the Deferred Compensation Plan and consistent with the requirements of Code Section 409A, setting forth the percentage of eligible fees to be deferred; once made, the deferral election remains in effect until changed by the participant, subject to the requirements of Code Section 409A. The RSUs are credited to separate book accounts established on behalf of participating directors on the dates the Company would otherwise pay their cash compensation, and fractional amounts are paid in cash. The RSUs have dividend equivalent rights that are credited and payable in the form of additional RSUs, as provided for under the Deferred Compensation Plan. The RSUs are immediately vested and become payable 200 days following the date of termination of Board service. Because the terms and conditions of the Deferred Compensation Plan control with respect to these RSUs, the Amended Plan does not require an award agreement to be issued with respect to such awards.

Other Stock or Cash-Based Awards

         The Committee may grant other stock- or cash-based awards consistent with the purposes of the Amended Plan. Such awards may be granted contingent upon performance goals, provided the goals relate to periods of performance in excess of one calendar year, and any dividends or dividend equivalents payable with respect to such awards that vest based upon the attainment of performance goals are accumulated and paid only to the extent of attainment of the underlying performance goals. Payments may be decreased or, with respect only to grantees that are not covered employees for purposes of Code Section 162(m), increased, in the sole discretion of the Committee, based on factors it deems appropriate. No payment will be made to a covered employee prior to the certification by the Committee of the attainment of performance goals. The Committee may also establish additional rules applicable to other stock or cash based awards consistent with the requirements of Code Section 162(m).

Annual Incentive Program

         The Amended Plan authorizes the Committee to grant awards to grantees under an annual incentive program, under such terms and conditions as the Committee determines to be consistent with the purposes of the Amended Plan, subject to the award limits set forth in the Amended Plan (see "-- Limitations on Individual Awards" above). Payments earned under the annual incentive program may be decreased or, with respect to any grantee who is not a covered employee, increased, in the sole discretion of the Committee, and based on factors it deems appropriate. No payment will be made to a covered employee prior to the certification by the Committee of the attainment of the performance goals relating to such awards, however. The Committee may establish additional rules applicable to an annual incentive program, to the extent consistent with Code
Section 162(m).

Performance Awards and Performance Goals

         Subject to the parameters described above (see "-- Limitations on Individual Awards" above), the Committee may grant performance awards, which are subject to the attainment of performance goals as determined by the Committee. Subject to stockholder approval, the Amended Plan provides that performance goals must be based on one or more of the following criteria: (i) pre-tax income or after-tax income; (ii) income or earnings including operating income, earnings before or after taxes, earnings before or after interest, depreciation, amortization, or extraordinary or special items; (iii) pre-tax income of the Company or any Subsidiary, or any

                        Selections from the Company Proxy
                             Statement as Filed with
                                the Commission in
                               Preliminary Form on
                                 April 20, 2009


division or business unit thereof, before or after non-controlling interest;
(iv) net income excluding amortization of intangible assets, depreciation and impairment of goodwill and intangible assets and/or excluding charges attributable to the adoption of new accounting pronouncements; (v) earnings or book value per share (basic or diluted); (vi) return on assets (gross or net), return on investment, return on capital, or return on equity; (vii) return on revenues; (viii) cash flow, free cash flow, cash flow return on investment (discounted or otherwise), net cash provided by operations, or cash flow in excess of cost of capital; (ix) economic value created; (x) operating margin or profit margin; (xi) stock price or total stockholder return; (xii) income or earnings from continuing operations; (xiii) cost targets, reductions and savings, expense management, productivity and efficiencies; and (xiv) strategic business criteria, consisting of one or more objectives based on meeting specified market penetration or market share, geographic business expansion, customer satisfaction, employee satisfaction, human resources management, supervision of litigation, information technology, and goals relating to divestitures, joint ventures and similar transactions.

         Performance goals may be expressed in terms of a specified level of performance, a particular criterion or in terms of a percentage increase or decrease in a particular criterion, and may be applied to one or more of the Company, a parent or subsidiary, a division or strategic business unit. Performance goals may include a threshold level of performance below which no payment will be made or no vesting will occur, levels of performance at which specified payments will be paid or specified vesting will occur, and a maximum level of performance above which no additional payment will be made or which will result in full vesting. Each performance goal is evaluated in accordance with generally accepted accounting principles, where applicable, and the Committee must certify attainment of the goal. The Committee may make equitable adjustments to performance goals in recognition of unusual or non-recurring events affecting the company or any parent or subsidiary or their financial statements, in response to changes in applicable laws or regulations, or to account for items of gain, loss or expense determined by the Committee to be extraordinary or unusual in nature, infrequent in occurrence or related to the disposal of a business segment or a change in accounting principles.

Effect of Certain Corporate Events

         Equitable Adjustments. If the Committee determines that any dividend or other distribution (whether in the form of cash, stock or other property), recapitalization, stock split, reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, or share exchange, or similar corporate event, affects the stock in such a manner that adjustment is appropriate in order to prevent dilution or enlargement of the rights of grantees, the Committee will make equitable changes or adjustments as necessary or appropriate to the number, price and kind of shares of stock or other property that may be issued in connection with outstanding and subsequent awards (provided that adjustments to ISOs will be made in accordance with Code requirements) and the performance goals applicable to outstanding awards.

         Change in Control. Unless otherwise determined by the Committee and provided for in an award agreement, in the event of a change in control, unvested awards become fully vested and exercisable, and restrictions applicable to awards granted under the Amended Plan lapse. Any performance conditions imposed with respect to awards are deemed to be fully achieved upon a change in control.

         A "change in control" of the Company will occur if: (1) any "person," as such term is used in Sections 13(d) and 14(d) of the Exchange Act (other than (a)the Company, (b) any trustee or other fiduciary holding securities under an employee benefit plan of the Company, and (c) any corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of Stock), is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 30% or more of the combined voting power of the Company's then outstanding voting securities (excluding any person who becomes such a beneficial owner in connection with a transaction immediately following which the individuals who comprise the Board immediately prior thereto constitute at least a majority of the Board, the entity surviving such transaction or, if the Company or the entity surviving the transaction is then a subsidiary, the ultimate parent thereof); (2) the following individuals cease for any reason to constitute a majority of the number of directors then serving: individuals who, on the Amended Plan's effective date, constitute the Board and any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including but not limited to a consent solicitation, relating to the election of directors of the Company) whose appointment or election by the Board or nomination for election by the Company's stockholders was approved or recommended by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors on the effective date or whose appointment, election or nomination for election was

                        Selections from the Company Proxy
                             Statement as Filed with
                                the Commission in
                               Preliminary Form on
                                 April 20, 2009


previously so approved or recommended; (3) there is consummated a merger or consolidation of the Company or any direct or indirect subsidiary of the Company with any other corporation, other than a merger or consolidation immediately following which the individuals who comprise the Board immediately prior thereto constitute at least a majority of the Board, the entity surviving such merger or consolidation or, if the Company or the entity surviving such merger is then a subsidiary, the ultimate parent thereof; or (4) the stockholders of the Company approve a plan of complete liquidation of the Company or there is consummated an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets (or any transaction having a similar effect), other than a sale or disposition by the Company of all or substantially all of the Company's assets to an entity, immediately following which the individuals who comprise the Board immediately prior thereto constitute at least a majority of the board of directors of the entity to which such assets are sold or disposed of or, if such entity is a subsidiary, the ultimate parent thereof.

         A change in control will not occur, however, by virtue of (1) a public offering of the Company's equity securities or (2) the consummation of any transaction or series of integrated transactions immediately following which the stockholders immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in an entity which owns all or substantially all of the assets of the Company. The Amended Plan also updates the change in control definition to provide that, solely to the extent necessary to comply with the requirements of Code Section 409A, a "change in control" as defined above may occur only upon or as a result of a change in control that also qualifies as such for purposes of Code Section 409A.

Duration, Amendment and Termination

         The Prior Plan was originally effective as of January 14, 2005 and the Amended Plan, if approved by the stockholders, will remain in effect until January 14, 2015, the tenth anniversary of the original effective date. No awards may be granted under the Amended Plan after the expiration date, but the expiration of the Amended Plan will not affect outstanding awards issued prior to the expiration date. The Board may amend or terminate the Amended Plan in whole or in part at any time and from time to time, subject to the requirement that any amendment that requires stockholder approval in order for the Amended Plan to continue to comply with Section 162(m) or any other law, regulation or stock exchange requirement must be approved by the requisite vote of the stockholders. No amendment or termination may adversely affect the rights of grantees without their consent.

Federal Income Tax Information

         The following discussion is only a general summary of the federal income tax aspects of stock options granted under the Amended Plan, and does not discuss state, local or foreign taxes that may apply to such awards. Tax consequences may vary depending on particular circumstances, and administrative and judicial interpretations of the application of the federal income tax laws are subject to change.

         Incentive Stock Options. A grantee recognizes no taxable income for regular income tax purposes as the result of the grant or exercise of an ISO. Grantees who do not dispose of their shares for at least two years following the date the ISO was granted or within one year following exercise of the ISO normally recognize a long-term capital gain or loss equal to the difference, if any, between the sale price and the purchase price of the shares. If a grantee satisfies both holding periods upon a sale of the shares, the Company will not be entitled to any federal income tax deduction. If a grantee disposes of the shares either within two years after the date of grant or within one year from the date of exercise (referred to as a "disqualifying disposition"), the difference between the fair market value of the shares on the exercise date and the option exercise price (not to exceed the gain realized on the sale if the disposition is a transaction with respect to which a loss, if sustained, would be recognized) is taxed as ordinary income at the time of disposition. Any gain in excess of that amount is treated as a capital gain. If a loss is recognized, it is a capital loss. A capital gain or loss is long-term if the grantee's holding period is more than 12 months. Any ordinary income recognized by the grantee upon the disqualifying disposition generally should be deductible by the Company for federal income tax purposes, except to the extent limited by applicable Code provisions.

         Non-qualified Stock Options. NQSOs have no special tax status. A holder of these awards generally does not recognize taxable income as the result of the grant of such award. Upon exercise of a NQSO, the holder normally recognizes ordinary income in an amount equal to the difference between the exercise price and the fair market value of the shares on the exercise date. If the holder is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale of stock acquired by the exercise of a

                        Selections from the Company Proxy
                             Statement as Filed with
                                the Commission in
                               Preliminary Form on
                                 April 20, 2009


NQSO, any gain or loss, based on the difference between the sale price and the fair market value on the exercise date, is taxed as capital gain or loss. A capital gain or loss is long-term if the holding period of the shares is more than 12 months. The Company generally should be entitled to a deduction equal to the amount of ordinary income recognized by the grantee as a result of the exercise of a NQSO, except to the extent limited by applicable Code provisions. No tax deduction is available to the Company with respect to the grant of a NQSO or the sale of the stock acquired pursuant to a NQSO.

         Potential Limitation on Company Deductions. In accordance with applicable regulations issued under Code Section 162(m), compensation attributable to stock options qualifies as performance-based compensation, provided that: (1) the Amended Plan contains a per-employee limitation on the number of shares for which options may be granted during a specified period, (2) the per-employee limitation is approved by the stockholders, (3) the option is granted by a compensation committee comprised solely of "outside directors" (as defined in Code Section 162(m)) and (4) the exercise price of the option or right is not less than the fair market value of the stock on the date of grant. For these reasons, the Company's Plan provides for an annual per employee limitation as required under Code Section 162(m) (see "-- Limitations on Individual Awards" above) and the Committee is comprised solely of outside directors. Accordingly, options granted by the Committee should qualify as performance-based compensation for purposes of Code Section 162(m).

Awards Granted to Certain Persons

         The Committee cannot currently determine with certainty the awards, if any, which would be granted out of the additional authorized shares under the Amended Plan as submitted for approval by the stockholders. The Committee has not granted any awards contingent upon stockholder approval of the Amended Plan. The Prior Plan authorizes sufficient shares to fund the equity awards granted in 2009 prior to the approval of the Amended Plan by the stockholders, and if stockholders do not approve the Amended Plan, the Prior Plan will continue in effect. The awards under the Amended Plan that would have been received by or allocated to each of our Named Executive Officers (as defined below under "-- Summary Compensation Table"), all executive officers as a group, all non-employee directors as a group, and our non-executive officer employees as a group for the year ended December 31, 2008, had the Amended Plan been in effect during such period would have been the same as the awards made to such persons under the Prior Plan as disclosed elsewhere in this Proxy Statement.

        PROPOSAL 4 -- APPROVAL OF THE AMENDMENT OF THE COMPANY'S CHARTER

         On April 17, 2009, the Board of Directors approved a proposal to amend the Company's Charter, subject to stockholder approval, to increase the number of shares of authorized capital stock and the number of shares of authorized common stock.

         Under the Company's existing Charter, the Company is currently authorized to issue 110,000,000 shares of stock, par value $0.01 per share, consisting of 108,910,000 shares of common stock, par value $0.01 per share, and 1,090,000 shares of preferred stock, par value $0.01 per share. Pursuant to Article SIXTH of the Company's Charter and the Maryland General Corporation Law, the Board of Directors, with the approval of a majority of the entire Board of Directors and without action by the Company's stockholders, may amend the Company's Charter to increase or decrease the aggregate number of shares of stock of the Company or the number of shares of stock of any class that the Company has authority to issue.

         Notwithstanding the ability of our Board of Directors to unilaterally amend the Company's Charter to increase the aggregate number of shares of stock of the Company pursuant to Article SIXTH of the Company's Charter and the Maryland General Corporation Law, the Board of Directors is seeking the approval by the Company's stockholders of an amendment to the Company's Charter to increase the aggregate number of shares of authorized capital stock from 110,000,000 shares, par value $0.01 per share, to 275,000,000 shares, par value $0.01 per share, which will be initially classified as 273,910,000 shares of common stock, par value $0.01 per share, and 1,090,000 shares of preferred stock, par value $0.01 per share. A copy of the proposed amendment to the Company's Charter is attached hereto as Appendix C and is incorporated herein by reference in its entirety.

         Approval by the Company's stockholders of the Charter Amendment Proposal will permit the Board of Directors to authorize the issuance of up to an aggregate of 275,000,000, par value $0.01 per share, of the Company at such prices and with such terms, including dividend or interest rates, conversion prices, voting rights, redemption prices, maturity dates, and similar matters, as determined by the Board of Directors. In addition to providing the

                        Selections from the Company Proxy
                             Statement as Filed with
                                the Commission in
                               Preliminary Form on
                                 April 20, 2009


Company with the ability to issue shares under the Amended and Restated 2005 Equity and Incentive Plan, the availability of additional shares of capital stock would provide flexibility to issue shares of capital stock in connection with a variety of purposes, including but not limited to the following, if and when needed: possible acquisitions of other businesses, raising additional equity capital, stock splits or stock dividends, and general corporate purposes. The Company has no present intention to issue any shares of its capital stock for any of these purposes at this time.

         Our stockholders will not have any preemptive rights with respect to the additional shares being authorized. No further approval by the Company's stockholders would be necessary prior to the issuance of any additional shares of capital stock, except as may be required by law or applicable NYSE rules. In certain circumstances, generally relating to the number of shares to be issued and the identity of the recipient, the rules of the NYSE require stockholder authorization in connection with the issuance of such additional shares. Subject to applicable law and the rules of the NYSE, our Board of Directors has the sole discretion to issue additional shares of capital stock and the Board of Directors does not intend to issue any stock except for reasons and on terms which our Board of Directors deems to be in the best interests of our stockholders. The issuance of any additional shares of capital stock may have the effect of diluting the percentage of stock ownership of our present stockholders.

         As discussed above, the submission of this matter for approval by stockholders is not legally required; however, the Board of Directors believes that such submission provides stockholders an opportunity to provide feedback to the Board of Directors on an important issue concerning the capital stock of the Company. If stockholders do not approve the Charter Amendment Proposal, the Board of Directors may nevertheless take action to approve such an amendment in the future, possibly without the prior approval of such action by the Company's stockholders, to the extent that the Board of Directors determines that it is necessary, appropriate or advisable to increase the aggregate number of shares that the Company is authorized to issue.

                                                              PRELIMINARY COPIES

                                                                 GOLD PROXY CARD


                                 PHH CORPORATION


      THIS PROXY IS SOLICITED ON BEHALF OF PENNANT CAPITAL MANAGEMENT, LLC; PENNANT SPINNAKER FUND LP; PENNANT OFFSHORE PARTNERS, LTD.; PENNANT ONSHORE
PARTNERS, LP; PENNANT ONSHORE QUALIFIED, LP; PENNANT WINDWARD FUND, LP; PENNANT
 WINDWARD FUND, LTD.; ALAN FOURNIER; ALLAN Z. LOREN; AND GREGORY J. PARSEGHIAN
                          (THE "SOLICITING PERSONS").

The undersigned stockholder of PHH Corporation (the "Company") hereby appoints Alan Fournier and Michael Marone and each of them, attorney, agent and proxy of the undersigned, each with full power of substitution, to vote all shares of common stock of the Company that the undersigned would be entitled to cast if personally present at the 2009 annual meeting of stockholders of the Company (or at any special meeting held in lieu thereof) and at any adjournment(s) or postponement(s) thereof, and with discretionary authority as to any other matters that may properly come before such annual (or special) meeting, all in accordance with, and to the extent described in, the Proxy Statement of the Soliciting Persons. The undersigned stockholder hereby revokes any proxy or proxies heretofore given.

This proxy will be voted as directed by the undersigned stockholder. UNLESS OTHERWISE MARKED HEREON, THIS PROXY WILL BE VOTED (1) "FOR" THE ELECTION OF ALLAN Z. LOREN, GREGORY J. PARSEGHIAN AND THE CANDIDATE NOMINATED BY THE BOARD OF DIRECTORS OF THE COMPANY OTHER THAN A.B. KRONGARD AND TERENCE W. EDWARDS AND
(2) "FOR" THE RATIFICATION OF THE SELECTION OF DELOITTE & TOUCHE LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2009, (3) "FOR" THE APPROVAL OF THE PHH CORPORATION AMENDED AND RESTATED 2005 EQUITY AND INCENTIVE PLAN, INCLUDING (i) AN INCREASE IN THE NUMBER OF SHARES AUTHORIZED FOR ISSUANCE UNDER THE PLAN FROM 7,500,000 SHARES TO 12,050,000 SHARES AND (ii) THE MATERIAL PERFORMANCE GOALS ESTABLISHED UNDER THE PLAN FOR PURPOSES OF COMPLIANCE WITH SECTION 162(M) OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED, (4) "FOR" AN AMENDMENT TO THE COMPANY'S AMENDED AND RESTATED CERTIFICATE OF INCORPORATION (THE "CHARTER") TO INCREASE THE COMPANY'S NUMBER OF SHARES OF AUTHORIZED CAPITAL STOCK FROM 110,000,000 SHARES TO 275,000,000 SHARES AND THE AUTHORIZED NUMBER OF SHARES OF COMMON STOCK FROM 108,910,000 SHARES TO 273,910,000 SHARES AND (5) IN ACCORDANCE WITH THE DETERMINATION OF THE PROXY HOLDERS AS TO OTHER MATTERS, SUBJECT TO ANY LIMITATIONS DESCRIBED IN THE PROXY STATEMENT OF THE SOLICITING PERSONS. The undersigned stockholder hereby acknowledges receipt of the Soliciting Persons' Proxy Statement.

              THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

     TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS IN THIS EXAMPLE: [X]


                                                                                        Withhold
                                                                           For        Authority
                                                                      all nominees     to vote for
                                                                         listed       all nominees
1. Election of Directors -- Class I Nominees:

     01  Allan Z. Loren                                                    [ ]             [ ]
     02  Gregory J. Parseghian                                             [ ]             [ ]

     For all nominees, except vote withheld from the following:



   -----------------------------------------------------------------------------
   The Soliciting Persons intend to use this proxy to vote (i) FOR Messrs. Loren and Parseghian and (ii) FOR the candidate who has been nominated by the
   Company to serve as a director other than A.B. Krongard and Terence W.
   Edwards. Information concerning the name, background and qualifications of the third Company Nominee for whom we will vote this GOLD proxy card unless otherwise indicated hereon can be found in the Company's Proxy Statement for the Annual Meeting. There can be no assurance that this Company Nominee will, if elected, serve on the Board with Mr. Loren or Mr. Parseghian. To withhold authority to vote for election of any of the Independent Nominees or the third Company Nominee, write down the names of such nominees in the space provided above under the caption "For all nominees, except vote withheld from the following:".

                                                                                            For         Against     Abstain
                                                                                            ---         -------     -------

   2.   Proposal to ratify the selection of Deloitte & Touche LLP as the
        Company's independent registered public accounting firm for the fiscal
        year ending December 31, 2009.                                                      [ ]          [ ]          [ ]

   3.   Proposal to approve the PHH Corporation Amended and Restated 2005 Equity and Incentive Plan, including (a) an increase in the number of shares authorized for issuance under the plan from 7,500,000 shares to
        12,050,000 shares and (b) the material performance goals established under the plan for purposes of compliance with Section 162(m) of the
        Internal Revenue Code of 1986, as amended.                                          [ ]          [ ]          [ ]

   4.   Proposal to amend the Company's Charter to increase the Company's number of shares of authorized capital stock from 110,000,000 shares to
        275,000,000 shares and the authorized number of shares of common stock
        from 108,910,000 shares to 273,910,000 shares.                                      [ ]          [ ]          [ ]

   In their discretion, the proxy holders are authorized to vote upon such other business as may properly come before the annual meeting or any adjournments or postponements thereof, all in accordance with, and to the extent described in, the Proxy Statement of the Soliciting Persons.


--------------------------------------------------------------------------------

               Please date this proxy and sign your name exactly as it appears on this form. Where there is more than one owner, each should sign. When signing as an attorney, administrator, executor, guardian, or trustee, please add your title as such. If executed by a corporation, the proxy should be signed by a duly authorized officer. If a partnership, please sign in partnership name by an authorized person.

               YOUR SIGNATURE ACKNOWLEDGES THE STATEMENTS ON THE REVERSE SIDE OF THIS CARD.


               ------------------------------------------------------     ------
               Signature (PLEASE SIGN WITHIN BOX)                         Date
               ------------------------------------------------------
               Title or Authority:


               ------------------------------------------------------     ------
               Signature (PLEASE SIGN WITHIN BOX)                         Date
               ------------------------------------------------------
               Title or Authority: